Filed pursuant to Rule 424(b)(5)

Registration No. 333-160337

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated August 3, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated July 8, 2009)

32,500,000 Shares

Common Stock

We are selling 32,500,000 shares of our common stock. Our common stock is listed on the NASDAQ Global Select Market under the symbol “HMPR.” On July 31, 2009, the reported last sale price of our common stock on the NASDAQ Global Select Market was $5.15 per share.

Investing in our common stock involves a high degree of risk. You should carefully read this prospectus supplement, the accompanying prospectus, our periodic reports and other information we file with the Securities and Exchange Commission and the information under the heading “Risk Factors” beginning on page S-12 of this preliminary prospectus supplement before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may purchase up to an additional 4,875,000 shares from us at the public offering price, less the underwriting discount and commission, within 30 days from the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities will not be savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or instrumentality.

The underwriters expect to deliver the shares to purchasers on or before                     , 2009.

Sole Lead Book-Running Manager

Co-Managers

BB&T Capital Markets a division of Scott and Stringfellow, LLC	Howe Barnes Hoefer & Arnett	Janney Montgomery Scott

The date of this prospectus supplement is                     , 2009

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about us and the common stock offered hereby.

You should carefully read this prospectus supplement along with the accompanying prospectus, as well as the information incorporated by reference into the prospectus supplement and the accompanying prospectus, before you invest in our common stock. This prospectus supplement may add, update or change information contained in or incorporated by reference into the accompanying prospectus. If the information in this prospectus supplement is inconsistent with any information contained in or incorporated by reference into the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the inconsistent information contained in or incorporated by reference in the accompanying prospectus.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus before making your investment decision. You should also read and consider the additional information incorporated by reference into this prospectus supplement and the accompanying prospectus before making your investment decision. See “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any related free writing prospectus that we file with the Securities and Exchange Commission (“SEC”). Neither we nor any underwriter have authorized any other person to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell or soliciting offers to purchase the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, the terms “Hampton Roads,” “Company,” “we,” “us,” or “our” refer to Hampton Roads Bankshares, Inc. and its consolidated subsidiaries on a combined basis. “Bank” and “Bank of Hampton Roads” refers to The Bank of Hampton Roads. “Gateway Bank” refers to Gateway Bank & Trust Co. “Gateway” refers to Gateway Financial Holdings, Inc. “Shore” refers to Shore Financial Corporation. “TARP” refers to the Troubled Asset Relief Program of the U.S. Department of the Treasury. “CPP” refers to the Capital Purchase Program under TARP. “ARRA” refers to the American Recovery and Reinvestment Act of 2009. “EESA” refers to the Emergency Economic Stabilization Act of 2008. “FDIC” refers to the Federal Deposit Insurance Corporation. “Preferred Stock” refers to all three series of our issued and outstanding Preferred Stock. “FHLB” refers to the Federal Home Loan Bank of Atlanta. “GAAP” refers to generally accepted accounting principles in the United States.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and does not contain all the information you will need in making your investment decision. You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement before making your investment decisions. Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the over-allotment option by the underwriters.

HAMPTON ROADS BANKSHARES, INC.

Company Overview

Hampton Roads Bankshares, Inc. is the parent company of the fourth largest Virginia-domiciled commercial bank. Through our network of 62 financial centers and 74 ATMs, we emphasize personalized customer service and provide a full range of financial products targeting the needs of individuals and small to medium sized businesses in our primary market areas, which are: Hampton Roads, Virginia; Northeastern North Carolina (which includes the Outer Banks); Richmond, Virginia; the Eastern Shore of Virginia and Maryland; and the “Triangle” region of North Carolina (which includes Raleigh, Durham and Chapel Hill).

Our principal business is to attract deposits and to loan or invest those deposits on profitable terms. We offer all traditional loan and deposit banking services, as well as telephone banking, internet banking, remote deposit capture, and debit cards. We accept both commercial and consumer deposits. These deposits are in varied forms of both demand and time accounts, including checking accounts, interest checking, money market accounts, savings accounts, certificates of deposit, and IRA accounts.

We complement our core banking operations by offering a wide range of services through our various non-banking subsidiaries, which include Hampton Roads Investments, Inc., which provides securities, brokerage and investment advisory services, Shore Investments, Inc., which provides securities brokerage and investment advisory services, Gateway Insurance Services, Inc., which provides insurance brokerage services, Gateway Investment Services, Inc., which provides investment advisory services, Gateway Bank Mortgage, Inc., which provides mortgage brokerage services, and Gateway Title Agency, Inc., which offers real property title insurance and real property settlement services.

As a result of organic growth and two recent acquisitions, as of June 30, 2009, we had total consolidated assets of approximately $3.1 billion, total loans of $2.6 billion, total deposits of $2.3 billion, and consolidated shareholders’ equity of approximately $299 million. We currently have two banking subsidiaries—Bank of Hampton Roads and Shore Bank, which operate 62 financial centers located throughout Virginia, North Carolina and Maryland. Of these financial centers, 24 operate by trade name as Gateway Bank, 30 as Bank of Hampton Roads, and 8 as Shore Bank. On June 1, 2008, the Company acquired Shore, and on December 31, 2008, the Company acquired Gateway.

The Company is a bank holding company organized under the laws of the Commonwealth of Virginia and is registered under the federal Bank Holding Company Act of 1956. The Company was incorporated on February 28, 2001, primarily to serve as a holding company for Bank of Hampton Roads. Bank of Hampton Roads is a Virginia chartered bank that was incorporated in March, 1987.

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol “HMPR.” Our principal executive offices are located at 999 Waterside Drive, Suite 200, Norfolk, Virginia 23510 and our telephone number is (757) 217-1000. Our internet address is http://www.hamptonroadsbanksharesinc.com. The information contained on our web site is not part of this prospectus supplement.

Our Strategy

We believe we are able to meet the needs of our target customers by offering more personalized services than our larger national and regional bank competitors and a wider range of products and services than our smaller community bank competitors.

We believe Hampton Roads is uniquely positioned to deliver strong returns to shareholders based on:

•	the attractive demographics of our markets, particularly our primary market, Hampton Roads;

•	the efficient, full-service banking platform we provide to loyal customers;

•	our new and experienced management team; and

•	our long term earnings potential.

•	Attractive Market Demographics

•

We operate 62 financial centers across Virginia, North Carolina and Maryland. The five primary markets in which we operate are: Hampton Roads, Virginia; Northeastern North Carolina (which includes the Outer Banks); Richmond, Virginia; the Eastern Shore of Virginia and Maryland; and the “Triangle” region of North Carolina (which includes Raleigh, Durham and Chapel Hill).

•

Our overall market has a diversified economy including military, government, tourism, education, shipping, healthcare and professional services. Our markets have a strong projected population growth and lower than average unemployment rates. From 2009 to 2014, the projected population growth of our markets is 5.4% versus 4.6% nationwide. As of May 2009, our markets had an unemployment rate of 8.4%, lower than the approximately 9.5% nationwide rate.

•

Our largest market is the Virginia Beach-Norfolk-Newport News, VA-NC MSA, also known as Hampton Roads. This market consists of the cities of Norfolk, Virginia Beach, Newport News, Chesapeake, Hampton, Portsmouth and Suffolk, and accounts for approximately 42% of our deposits and 39% of our loans.

•	With 30 financial center locations, Bank of Hampton Roads has more financial centers in Hampton Roads than any other Virginia-based bank.

•	The Virginia Beach-Norfolk-Newport News, VA-NC MSA has approximately 1.7 million people and is the 5th largest MSA in the Southeast.

•	Situated on the world’s largest natural harbor, Hampton Roads has the largest concentration of military bases and naval facilities of any metropolitan area in the world.

•	Military spending in Hampton Roads exceeds $11 billion annually.

•	50,000 federal civilian employees live and work within the Hampton Roads MSA.

•

The Port of Hampton Roads ranks as the third largest port in the country with over 95% of the world’s shipping lines calling on the Port of Hampton Roads, linking Virginia and the United States to more than 400 ports in over 100 countries.

•

These attractive market demographics and resulting stability have meant that over the past 5 years, Virginia-based banks have consistently reported lower non-performing assets than their nationwide peers.

•	Banking Platform Providing High-Quality Customer Service

•

We are the fourth largest Virginia-domiciled bank with 62 financial centers, 74 ATMs and more than 700 employees. We believe that we are well positioned to gain market share in the markets we serve, particularly from our larger bank competitors, by offering to our customers an array of financial products and services, including traditional banking services, internet deposit services, remote deposit capture and insurance products, while still focusing on the personal service expected from a community bank.

•

Our target customers are small to mid-size businesses (defined as businesses with up to $10 million in annual revenues), business owners and professionals, in the medical, legal, health care, government and educational industries.

•	New and Experienced Management Team

•

We have a new and experienced management team, including a recently appointed Chief Executive Officer, Chief Financial Officer and Chief Credit Officer. Our executive management team has an average tenure of 19 years in the banking industry.

•	On July 14, 2009, we announced that John A.B. “Andy” Davies, Jr. joined the Company as President and Chief Executive Officer.

•	On July 30, 2009, we announced that Douglas D. Wall joined the Company as Executive Vice President and Chief Credit Officer.

•	Significant Potential for Operating and Profitability Improvements

•

We earned $7.4 million, before preferred stock dividends, in the first quarter of 2009, which was $12.7 million before taxes and provision for loan losses.(1) Although we suffered a significant loss in the second quarter of 2009, we believe that the first quarter results are representative of our core earnings capacity before consideration of charges for loan losses and goodwill impairment. These charges increased significantly in the second quarter of 2009.

•

We believe that the potential for additional cost synergies and efficiencies from the integration of our recent mergers has not yet been fully realized and the cost savings will serve to reduce non-interest expense in future periods.

With the renewed focus of our new and experienced management team on the opportunity that Hampton Roads’ markets, customers, and banking platform provide the Company, our core business strategy will focus on:

•	Continuing to apply focused attention to managing asset quality;

(1)

While pre-tax, pre-provision income is a non-GAAP performance metric, management believes it is useful in analyzing underlying performance trends, particularly in times of economic stress. This is the level of earnings adjusted to exclude the impact of: income tax, which is excluded because the measure is more useful without it; and provision expense, which is excluded because its absolute level is elevated and volatile in times of economic stress; and the reconciliation of pre-tax, pre-provision income to the comparable GAAP financial measure can be found below.

Non-GAAP Reconciliation (in thousands)	Three Months Ended March 31, 2009
Income	$7,367
Add: Income Tax	4,110
Provision for loan losses	1,189

Pre-tax, pre-provision income	$12,666

•	Continuing to grow deposits, particularly core deposits;

•	Strengthening risk management through the efforts of our new Chief Credit Officer;

•	Recognizing achievable operating efficiencies from our Shore Bank and Gateway Bank acquisitions; and

•	Strengthening and expanding our presence in our core markets.

Recent Developments

Appointment of Chief Executive Officer

On July 14, 2009, we announced that John A.B. “Andy” Davies, Jr. joined the Company as President and Chief Executive Officer. Mr. Davies brings with him 35 years of broad banking and bank consulting experience throughout Virginia and North Carolina. He began his banking career in 1974 in Norfolk, Virginia with the former Virginia National Bank. He also worked with predecessor banks to Bank of America and Wells Fargo until 1991, at which time Mr. Davies was named President and Chief Executive Officer of Virginia Beach Federal Financial Corporation, which became First Coastal Bankshares, a troubled institution based in Hampton Roads that he successfully turned around. First Coastal merged with Centura Bank in 1999, and from 1999 until 2004, Davies served as President of Centura’s Virginia Market and as Chairman of its Virginia Board. In 2004, Davies left RBC Centura to form The Marathon Organization, Ltd., a management consulting company providing strategic planning services to banks throughout the Southeast. From March 31, 2009, as a consultant to the Company, Mr. Davies has worked closely with the Company to assess its strategic alternatives.

Appointment of Chief Credit Officer

On July 30, 2009, we announced that Douglas D. Wall joined the Company as Executive Vice President and Chief Credit Officer. Mr. Wall brings with him over 25 years of banking experience and has held executive level credit risk management roles at both Wachovia Bank and Capital One Bank. For 20 years with Wachovia Bank, he held significant positions including Commercial Credit Portfolio Manager for the Triad Region of North Carolina, Chief Credit Officer Auto Finance, and Senior Vice President Consumer Credit Underwriting. Mr. Wall most recently held the position of Senior Vice President, Commercial Credit Portfolio Analysis and Reporting at Capital One Bank in Richmond. During his eight year tenure, he was heavily involved in credit policy and compliance, and led the credit due diligence efforts for the acquisition of two multi-billion dollar banks.

Second Quarter 2009 Earnings

On August 3, 2009, we reported our unaudited financial results for the second quarter of 2009. Unlike the first and second quarters of 2009, the first and second quarters of 2008 do not include the operations of Gateway, and the first quarter and the first two months of the second quarter of 2008 do not include the operations of Shore.

•

During the second quarter of 2009, we reported a net loss available to common shareholders of $46.2 million or $2.13 per diluted common share, compared with a net income of $1.7 million, or $0.15 per diluted common share, earned during the second quarter of 2008. The net loss was due to a $33.7 million provision for loan losses, a $28.0 million goodwill impairment charge, and $2.7 million in expenses related to an FDIC insurance assessment that was levied on all FDIC insured banks. The annualized loss on average assets and average common equity was (5.62)% and (95.43)%, respectively, for the second quarter of 2009, compared to earnings on average assets and average common equity of 1.01 % and 7.96%, respectively, for the second quarter of 2008.

•

Our net loss available to common shareholders for the first two quarters of 2009 totaled $41.8 million or $1.92 loss per diluted common share, compared with net income available to common stockholders of $3.1 million, or $0.29 per diluted common share, earned during the first two quarters of 2008.

•

As of June 30, 2009, total assets were $3.1 billion, total loans were $2.6 billion and total deposits were $2.3 billion, compared to $3.1 billion, $2.6 billion, and $2.3 billion, respectively, as of March 31, 2009.

•	Net interest income totaled $25.9 million for the second quarter of 2009 compared with $5.8 million for the second quarter of 2008 and $26.1 million for the first quarter of 2009.

•	The Company’s net interest margin was 3.71% for the second quarter of 2009, compared to 3.73% for the second quarter of 2008 and 3.77% for the first quarter of 2009.

•	Non-interest income totaled $5.7 million in the recently completed quarter, compared with $1.7 million for the second quarter of 2008 and $6.4 million for the first quarter of 2009.

•

In the second quarter of 2009, non-interest expense totaled $50.3 million, $22.4 million before goodwill impairment; compared with $4.7 million for the year-earlier second quarter and $19.8 million for the first quarter of 2009. The primary drivers of increased non-interest expense were the goodwill impairment and the special FDIC assessment. The Company’s efficiency ratio in the second quarter of 2009 was 159.50%, compared to 62.33% in the second quarter of 2008 and 61.04% in the first quarter of 2009.

Loan Composition and Asset Quality

As of June 30, 2009, we had an aggregate loan balance of $2.6 billion. Of this $2.6 billion, we had $884 million in construction and development loans, $701 million in commercial real estate loans, $507 million in residential real estate loans, $444 million in commercial and industrial loans, $40 million in consumer loans, and $22 million in loans held for sale.

Non-performing assets as a percentage of total assets increased to 4.95% at June 30, 2009, from 1.34% at December 31, 2008 and 3.19% at March 31, 2009. This was due largely to a $110.0 million increase in non-accrual loans from December 31, 2008. The ratio of the allowance for loan losses to non-accrual loans was 59.2% at June 30, 2009. Loans 30 to 89 days past due as a percentage of total loans was consistent from 2.63% at December 31, 2008 to 2.46% at June 30, 2009, and annualized net charge-offs to average loans for the quarter were 0.22%.

Total shareholders’ equity decreased from $344.8 million at December 31, 2008 to $299.2 million at June 30, 2009. As of June 30, 2009, our equity capital structure consists of 21,796,554 outstanding shares of common stock, 23,266 outstanding shares of Non-Cumulative Perpetual Series A Preferred Stock, 37,550 outstanding shares of Non-Cumulative Series B Preferred Stock, 80,347 outstanding shares of Fixed Rate Cumulative Series C Preferred Stock (issued under the CPP), 836,535 shares issuable under our stock compensation plans, options to purchase 1,863,218 shares of common stock, and a warrant to purchase 1,325,858 shares of common stock (issued under the CPP). The terms of our stock and warrant are described under “Description of Outstanding Securities” in the registration statement to which this prospectus supplement relates.

As of June 30, 2009, our current capital ratios are Tangible Common Equity / Tangible Assets of 3.25%, Tier 1 Leverage Ratio of 7.88%, Tier 1 Risk-Based Capital Ratio of 9.02% and Total Risk Based Capital of 10.30%. The Company was “well-capitalized” by an excess of $7.9 million above the minimum regulatory risk-based capital standards as of June 30, 2009.

Amendment to Articles of Incorporation

On July 27, 2009, we amended the Company’s Articles of Incorporation to increase the amount of common stock authorized for issuance by 30,000,000 shares, from 40,000,000 to 70,000,000 shares. The Company’s shareholders approved this amendment to the Articles of Incorporation at a special meeting of shareholders held on July 27, 2009.

The Offering

Common stock offered by us, excluding the underwriters’ over-allotment option	32,500,000 shares of common stock, par value $0.625 per share.

Over-allotment option	The underwriters may purchase up to an additional 4,875,000 shares from us at the public offering price, less the underwriting discount and commission (listed on the cover page), within 30 days from the date of this prospectus supplement.

Common stock outstanding after this offering(1)	54,296,554 shares of common stock outstanding (59,171,554) if the underwriters exercise in full their option to purchase additional shares).

Dividends and distributions	Our dividends and other distributions, if any, are determined and declared by our Board of Directors from time to time. On July 30, 2009, our Board of Directors suspended cash dividends on our common shares indefinitely. Our ability to distribute cash dividends in the future may be limited by regulatory restrictions and the need to maintain sufficient consolidated capital. We pay quarterly dividends out of assets legally available for distribution. (See “Dividend Policy.”)

Net proceeds	The net proceeds of this offering will be approximately $ (after deducting offering expenses payable by us) based on the public offering price of $ per share. (See “Use of Proceeds.”)

Use of proceeds	We intend to use the net proceeds we receive from this offering for general corporate purposes. (See “Use of Proceeds.”)

NASDAQ Global Select Market symbol	HMPR

Risk factors	An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below under the heading “Risk Factors,” as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus. You should carefully review and consider those risks before you purchase any shares of our common stock.

(1)

The number of shares of common stock outstanding immediately after the closing of this offering is based on 21,796,554 shares of common stock outstanding as of June 30, 2009. Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes 4,875,000 shares issuable pursuant to the exercise of the underwriters’ option to purchase additional shares, 836,535 shares of common stock issuable under our stock compensation plans, 1,836,218 shares of common stock issuable upon the exercise of outstanding stock options and 1,325,858 shares of common stock issuable upon the exercise of a warrant held by the U.S. Department of the Treasury, pursuant to the CPP. If we complete one or more qualified equity offerings on or prior to December 31, 2009, that result in our receipt of aggregate gross proceeds of not less than $80.347 million, which is equal to 100% of the aggregate liquidation preference of the Series C Preferred Stock, the number of shares of common stock underlying the TARP Warrant then held will be reduced by 50%, or 662,929 shares.

Summary Consolidated Financial Data

The information at and for the years ended December 31, 2004 through 2008 is derived in part from, and should be read together with, our audited consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus. The information at and for the six months ended June 30, 2009 and 2008 is unaudited. In the opinion of our management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The operating data for the six months ended June 30, 2009 are not necessarily indicative of the results that might be expected for the year.

The financial information presented below has been derived from our audited consolidated year-end financial statements and unaudited interim financial statements. This information is only a summary and should be read together with our consolidated historical financial statements and management’s discussion and analysis included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which have been filed with the SEC and are incorporated herein by reference.

Note that unlike the first and second quarters of 2009, the first and second quarters of 2008 do not include the operations of Gateway, and the first quarter and the first two months of the second quarter of 2008 do not include the operations of Shore. In addition, years 2004 through 2007 do not include the operations of Gateway or Shore. Year 2008 includes the operations of Shore after June 1, 2008.

(Dollars in thousands)	As of June 30, 2009		As of June 30, 2008	As of Dec. 31, 2008		As of Dec. 31, 2007	As of Dec. 31, 2006	As of Dec. 31, 2005	As of Dec. 31, 2004
Selected Financial Data:
Total Assets	$3,050,898		$845,490	$3,085,711		$563,828	$476,299	$409,517	$344,969
Loans	2,598,639		723,206	2,604,590		477,149	375,044	285,330	275,190
Investment securities (including restricted equity securities)	153,201		42,992	177,432		47,081	59,544	73,826	38,995
Goodwill and intangibles	67,937		31,280	98,367		—	—	—	—
Deposits	2,276,881		635,681	2,296,146		431,457	363,261	327,447	275,115
Borrowings	447,691		94,304	429,588		53,000	38,000	30,500	23,000
Total preferred stockholders’ equity	134,244		—	133,542		—	—	—	—
Total common stockholders’ equity	164,987		107,442	211,267		73,660	70,163	49,131	43,626
Total shareholders’ equity	299,231		107,442	344,809		73,660	70,163	49,131	43,626
Tangible common equity	97,050		76,162	112,900		73,660	70,163	49,131	43,626
Allowance for loan losses	(84,491	)(1)	(8,525)	(51,218	)(1)	(5,043)	(3,911)	(3,597)	(3,071)

(1)

Does not include reduction in value of Gateway non-performing loans required under AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which reduction amounted to $17.6 million as of June 30, 2009.

(Dollars in thousands, except per share data)	For the Six Months Ended June 30, 2009	For the Six Months Ended June 30, 2008	For the Year Ended Dec. 31, 2008	For the Year Ended Dec. 31, 2007	For the Year Ended Dec. 31, 2006	For the Year Ended Dec. 31, 2005	For the Year Ended Dec. 31, 2004
Selected Operating Data:
Total interest and dividend income	$77,259	$19,093	$45,177	$38,203	$30,021	$24,558	$18,068
Total interest expense	25,286	8,030	17,917	14,016	9,123	5,869	3,911

Net interest income	51,973	11,063	27,260	24,187	20,898	18,689	14,157
Provision for loan losses	34,895	544	1,418	1,232	180	486	926
Non-interest income	12,095	2,844	5,980	3,440	3,398	3,214	3,791
Non-interest expense	70,178	8,600	20,987	15,994	14,946	13,040	10,794
Income taxes (benefit)	(5,143)	1,628	3,660	3,590	3,134	2,870	2,140

Income (loss) before cumulative effect of change in accounting principle	(35,862)	3,135	7,175	6,811	6,036	5,507	4,088
Cumulative effect of change in accounting principle, net	—	—	—	—	—	—	46
Net income (loss)	(35,862)	3,135	7,175	6,811	6,036	5,507	4,134
Less: Cumulative preferred stock dividend and accretion	5,959	—	—	—	—	—	—
Net income (loss) available to common shareholders	$(41,821)	$3,135	$7,175	$6,811	$6,036	$5,507	$4,134

Per Share Data:
Dividends per share(1)	$0.22	$0.22	$0.44	$0.43	$0.50	$0.36	$0.33
Basic earnings (loss) per share	(1.92)	0.29	0.60	0.67	0.66	0.68	0.52
Diluted earnings (loss) per share	(1.92)	0.29	0.59	0.65	0.65	0.66	0.50
Tangible book value per common share	4.45	5.80	5.18	7.14	6.84	5.96	5.41
Basic weighted average shares outstanding	21,746,505	10,747,005	11,960,604	10,228,638	9,092,980	8,137,244	7,973,844
Diluted weighted average shares outstanding	21,746,505	10,844,821	12,074,725	10,431,554	9,275,788	8,407,821	8,236,169
Common shares outstanding at end of period	21,796,554	13,128,523	21,777,937	10,314,899	10,251,336	8,242,822	8,059,528

(1)	All per share amounts refer to common stock.

	As of, and for the Six Months Ended, June 30, 2009	As of, and for the Six Months Ended, June 30, 2008	As of, and for the Year Ended, Dec. 31, 2008	As of, and for the Year Ended, Dec. 31, 2007	As of, and for the Year Ended, Dec. 31, 2006	As of, and for the Year Ended, Dec. 31, 2005	As of, and for the Year Ended, Dec. 31, 2004
Selected Operating Ratios and Other Data:

Performance Ratios:
Return on average assets	(2.32)%	1.02%	0.95%	1.31%	1.39%	1.44%	1.27%
Return on average common equity	(40.51)	7.95	7.63	9.52	10.47	12.28	9.85
Interest rate spread	3.52	2.87	3.17	3.71	4.10	4.41	4.00
Net interest margin	3.75	3.81	3.89	4.95	5.20	5.26	4.71
Non-interest income to total net revenue	18.88	20.46	17.99	12.45	13.99	14.68	21.12
Non-interest expense (annualized) to average assets	4.50	2.77	2.76	3.08	3.45	3.41	3.33
Efficiency ratio	109.54	61.84	63.14	57.89	61.52	59.54	60.14
Dividend payout ratio	(11.46)	75.86	73.33	64.18	75.76	52.94	63.46

Capital Ratios:
Tier 1 capital to risk weighted assets	9.02	10.73	9.89	14.58	17.47	13.00	13.51
Total risk based capital to risk weighted assets	10.30	11.94	11.15	15.58	18.44	16.59	15.72
Shareholders’ equity to total assets	9.81	12.71	11.17	13.06	14.73	12.00	12.65

Asset Quality Ratios:
Nonperforming loans to total loans	5.50	0.42	1.39	0.55	0.43	0.64	0.86
Loans more than 90 days past due and still accruing interest	0.01	0.20	0.13	0.18	0.00	0.01	0.17
Nonaccrual loans to total loans	5.50	0.22	1.26	0.37	0.43	0.63	0.69
Nonperforming assets to total assets(1)	4.95	0.40	1.34	0.47	0.34	0.44	0.69
Net loans charged-off (recovered) to average total loans	0.13	0.00	0.04	0.02	(0.04)	(0.01)	0.34
Allowance for loan losses to total loans	3.25	1.18	1.97	1.06	1.04	1.26	1.12
Allowance for loan losses to nonperforming loans	59.04	278.14	141.86	190.67	239.94	197.53	129.37

Share Data:
Book value per common share	7.57	8.18	9.70	7.14	6.84	5.96	5.41
Market price at period end	$8.25	$12.49	$8.73	$12.56	$12.00	$10.65	$11.60

Other Data:
Number of bank financial centers	62	26	63	18	17	17	15
Full time equivalent employees	719	275	786	184	178	177	176

(1)	Total nonperforming assets do not include repossessed automobiles, which were not material.

RISK FACTORS

An investment in our common stock involves certain risks. Before making an investment you should carefully consider the risks described below, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of, and market for, our common stock could decline due to any one of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference therein.

Risks Relating to Our Business

We incurred significant losses in the second quarter of 2009, may continue do so in the future and we can make no assurances as to when we will be profitable.

We incurred a net loss available to common shareholders of $46.2 million, or $2.13 loss per common share, for the second quarter of 2009, primarily due to a $33.7 million expense for the provision for loan losses as well as a $28.0 million goodwill impairment. In light of the current economic environment, significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may incur significant credit costs throughout 2009 and 2010, which would continue to adversely impact our financial condition and results of operations and the value of our common stock. In addition, we are required to conduct an impairment analysis of the goodwill associated with the Gateway acquisition in the fourth quarter of 2009, which is approximately $53.6 million. Although we do not believe the goodwill from our merger with Gateway is impaired at the present time, it could become impaired by the fourth quarter of 2009. Additional loan losses or impairment changes could cause us to incur a net loss in the future and could adversely affect the price of, and market for, our common stock.

Our estimate for losses in our loan portfolio may be inadequate, which would cause our results of operations and financial condition to be adversely affected.

We maintain an allowance for loan losses, which is a reserve established through a provision for possible loan losses charged to our expenses and represents management’s best estimate of probable losses within our existing portfolio of loans. Our allowance for loan losses amounted to $84.5 million at June 30, 2009, as compared to $52.2 million at March 31, 2009 and $51.2 million at December 31, 2008. The level of the allowance reflects management’s estimates and judgments as to specific credit risks, evaluation of industry concentrations, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, which have been increasing in light of recent economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and future trends, all of which may undergo material changes. An independent third party recently reviewed a significant portion of our loans, completing its review in July of 2009. Based on their estimates using the highest range of potential losses, our expense relating to the additional provision for loan losses could be increased substantially. In addition, we anticipate that bank regulatory agencies will review our allowance for loan losses during our next examination, which is expected soon, and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs. Finally, Mr. Davies and Mr. Wall were added to our management team in July 2009, and therefore the allowance at June 30, 2009 does not take into account their opinions of the probable losses within the loan portfolio. Any such increases in the allowance for loan losses may have a material adverse effect on our results of operations, financial condition and the value of our common stock.

We have had and may continue to have difficulties managing our problem loans and our loan administration, which could increase our losses related to loans.

Our non-performing assets as a percentage of total assets increased to 4.95% at June 30, 2009 from 1.34% at December 31, 2008 and 3.19% at March 31, 2009. On June 30, 2009, over 2.46% of our loans are 30 to 89 days delinquent and are treated as performing assets. We expect more loans to become non-performing. The administration of non-performing loans is an important function in attempting to mitigate any future losses related to our non-performing assets. In the past, our management of non-performing loans has not been effective. Problem loans were often renewed and extended without obtaining updated financial statements, updated appraisals, or additional collateral. We have also had difficulties with our loan administration in general. Important loan information is often hard to locate. Updated appraisals for real estate have not been obtained on a regular basis for loans related to real estate development, investment, or construction. When appraisals were obtained, subsequent events indicate that the projections on which they were based have not materialized. While we are making efforts to address these issues, we can give you no assurances that we will be able to successfully manage our problem loans, our loan administration and origination process. If we are unable to do so in a timely manner, our loan losses could increase significantly and this could have a material adverse effect on our results of operations and the value of, or market for, our common stock.

If our company were to suffer loan losses similar in amounts to those that may be predicted by a SCAP test, they could have a material adverse effect on our results of operation and the price, and market for, our common stock.

The United States Treasury, in connection with its Supervisory Capital Assessment Program (“SCAP”), recently administered a stress or SCAP test to the nation’s 19 largest banks. It has not administered a SCAP test to our company. The SCAP test is based on a 2-year cumulative loan loss assumption that represents two scenarios, a “baseline” and “more adverse” than expected scenario. These scenarios are not forecasts or projections of expected loan losses. Moreover, management believes that our potential loan losses are significantly lower than the SCAP test because, among other reasons, we have a significantly lower default rate and severity rate experience in our loan portfolio than implied by the SCAP test. However, if the SCAP test were to be applied, we believe our potential cumulative loan losses over the next two years under the “baseline” scenario may be $170.4 million, and under the “more adverse” scenario may be $281.3 million. These scenarios do not take into account our existing loan loss allowance or existing loan mark downs, so our future loan loss provision would be significantly less than these amounts. Nevertheless, if our company were to suffer loan losses similar in amounts to those that may be predicted by a SCAP test, they could have a material adverse effect on our results of operation and the price, and market for, our stock.

We have recently had significant turnover in our senior management team and this turnover could negatively impact our future results of operations.

Our success depends substantially on the skill and abilities of our executive officers and senior lending officers. The recent loss of key personnel has disrupted our operations. During the first half of 2009, the Chief Executive Officer of the Company, the President of the Company (and former Chief Executive Officer of Gateway), and the President of Shore Bank resigned. We have now filled all of these positions, most recently hiring our new Chief Executive Officer on July 14, 2009. We also hired our new Executive Vice President and Chief Credit Officer on July 30, 2009 and hired our new Executive Vice President and Chief Financial Officer on February 17, 2009. Earlier this year, the Company established a special assets group and hired a Senior Vice President to lead the group. We cannot assure you that this new management team will be successful in executing our strategy and improving our current results of operations.

Governmental regulation and regulatory actions against us may impair our operations or restrict our growth.

We are subject to significant governmental supervision and regulation. These regulations are intended primarily for the protection of depositors, rather than shareholders. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change. Within the last several years, Congress and the President have passed and enacted significant changes to these statutes and regulations. There can be no assurance that such changes to the statutes and regulations or to their interpretation will not adversely affect our business. In addition to governmental supervision and regulation, we are subject to changes in other federal and state laws, including changes in tax laws, which could materially affect the banking industry. We are subject to the rules and regulations of the Federal Reserve Board. If we fail to comply with federal and state bank regulations, the regulators may limit our activities or growth and impose monetary penalties, which could severely limit or end our operations. Banking laws and regulations change from time to time. Bank regulations can hinder our ability to compete with financial services companies that are not regulated in the same manner or are less regulated. Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

•	The level of capital that must be maintained;

•	The kinds of activities that can be engaged in;

•	The kinds and amounts of investments that can be made;

•	The locations of our financial centers;

•	Insurance of deposits and the premiums that we must pay for this insurance; and

•	How much cash we must set aside as reserves for deposits

We expect to be examined by the regulators in the near future, the first examination since our recent mergers and the current market downturn. We can make no assurances that our next regulatory examination will not result in regulatory action and we may face limitations on our business, which would impair our operations and restrict our growth. We are aware of and previously disclosed to our regulators that $21.5 million of a loan from the Bank of Hampton Roads to the Company is inadequately secured in violation of Regulation W promulgated by the Federal Reserve. Bank regulatory authorities have the authority to bring enforcement actions against banks and bank holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the authority. Possible enforcement actions against us could include the issuance of a cease-and-desist order that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, the appointment of a conservator or receiver, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders. Any such regulatory action may have a material adverse effect on our ability to operate our bank subsidiaries and execute our strategy.

If the value of real estate in the markets we serve were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With approximately two-thirds of our loans concentrated in the regions of Hampton Roads, Richmond, the Eastern Shore of Maryland and the Triangle region of North Carolina, a decline in local economic conditions could adversely affect the value of the real estate collateral securing our loans. Moreover, our sub-markets in Wilmington, North Carolina and the Outer Banks of North Carolina have been especially hard hit by recent declines in real estate values. A decline in property values would diminish our ability to recover on defaulted loans by selling the real estate collateral, making it more likely that we would suffer losses on defaulted loans.

Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would negatively impact our profits. Also, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of financial institutions whose real estate loan portfolios are more geographically diverse. Real estate values are affected by various factors in addition to local economic conditions, including, among other things, changes in general or regional economic conditions, governmental rules or policies, and natural disasters.

Our construction and land development, commercial real estate, and equity line lending may expose us to a greater risk of loss and hurt our earnings and profitability.

Our business strategy centers, in part, on offering construction and land development, commercial, and equity line loans secured by real estate in order to expand our net interest margin. These types of loans generally have higher risk-adjusted returns and shorter maturities than traditional one-to-four family residential mortgage loans. At June 30, 2009, construction and land development, commercial, and residential secured by real estate totaled $2.1 billion, which represented 81.38% of total loans. Such loans increase our credit risk profile relative to other financial institutions that have higher concentrations of one-to-four family loans.

Loans secured by commercial or land development real estate properties are generally for larger amounts and involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on loans secured by these properties generally are dependent on the income produced by the underlying properties which, in turn, depends on the successful operation and management of the properties. Accordingly, repayment of these loans is subject to adverse conditions in the real estate market or the local economy. While we seek to minimize these risks in a variety of ways, there can be no assurance that these measures will protect against credit-related losses.

Construction financing typically involves a higher degree of credit risk than financing on improved, owner-occupied real estate. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of the property’s value at completion of construction and the bid price and estimated cost (including interest) of construction. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. When lending to builders, the cost of construction breakdown is provided by the builder, as well as supported by the appraisal. Although our underwriting criteria are designed to evaluate and minimize the risks of each construction loan, there can be no guarantee that these practices will safeguard against material delinquencies and losses to our operations.

At June 30, 2009, we had loans of $884.2 million, or 34.03% of total loans, outstanding to finance construction and land development. Construction and land development loans are dependent on the successful completion of the projects they finance, however, in many cases such construction and development projects in our primary market areas are not being completed in a timely manner, if at all.

Equity line loans typically involve a greater degree of risk than one-to-four family residential mortgage loans. Equity line lending allows a customer to access an amount up to their line of credit for the term specified in their agreement. At the expiration of the term of an equity line, a customer may have the entire principal balance outstanding as opposed to a one-to-four family residential mortgage loan where the principal is disbursed entirely at closing and amortizes throughout the term of the loan. We cannot predict when and to what extent our customers will access their equity lines. While we seek to minimize this risk in a variety of ways, including attempting to employ conservative underwriting criteria, there can be no assurance that these measures will protect against credit-related losses.

Our lending on vacant land may expose us to a greater risk of loss and may have an adverse effect on results of operations.

A portion of our residential and commercial lending is secured by vacant or unimproved land. Loans secured by vacant or unimproved land are generally more risky than loans secured by improved property for one-to- four family residential mortgage loans. Since vacant or unimproved land is generally held by the borrower for investment purposes or future use, payments on loans secured by vacant or unimproved land will typically rank lower in priority to the borrower than a loan the borrower may have on their primary residence or business. These loans are susceptible to adverse conditions in the real estate market and local economy. At June 30, 2009, loans secured by vacant or unimproved property totaled $444.2 million, or 17.1% of our loan portfolio.

Difficult market conditions have adversely affected our industry.

The global and U.S. economies continue to experience a protracted slowdown in business activity as a result of disruptions in the financial system, including a lack of confidence in the worldwide credit markets. Currently, the U.S. economy remains in the midst of one of its longest economic recessions in recent history. Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of real estate related loans and resulted in significant write-downs of asset values by financial institutions. These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets could continue to adversely affect our business, financial condition and results of operations. Market developments may continue to affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and could have a material adverse effect on the value of, or market for, our common stock.

A significant part of Gateway’s loan portfolio is unseasoned and we can give no assurances as to the levels of future losses related to that portfolio.

On December 31, 2008, we acquired Gateway. From the beginning of 2007 through September 30, 2008, Gateway’s loan portfolio grew by approximately 21.1%, including approximately $166 million in loans acquired as a result of its 2007 acquisition of The Bank of Richmond, N.A. It is difficult to assess the future potential performance of this part of Gateway’s loan portfolio due to the relatively recent origination of these loans as it can take several years for loan difficulties to become apparent. We can give no assurance regarding the extent to which these loans may become non-performing or delinquent, leading to future losses.

Our ability to maintain adequate sources of funding may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations.

Our access to funding sources in amounts adequate to finance our activities on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. In managing our balance sheet, a primary source of funding is customer deposits. The amount of our certificates of deposit has decreased during 2009, primarily due to interest rate fluctuations. Our ability to continue to attract these deposits and other funding sources is subject to variability based upon a number of factors including volume and volatility in the securities markets and the relative interest rates that we are prepared to pay for these liabilities. Further, we may be prohibited from obtaining or renewing brokered deposits if we are not “well-capitalized” or otherwise prohibited from doing so by our regulators. At June 30, 2009, our total risk based capital was only $7.9 million above the minimum standard for being “well-capitalized.” Our potential inability to maintain adequate sources of funding may, among other things, impact our ability to pay dividends or satisfy our obligations.

Our ability to maintain adequate sources of liquidity may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of investments or loans, and other sources could have a substantial negative affect on our liquidity. Factors that could detrimentally impact our access to liquidity sources include losses, a decrease in the level of our business activity as a result of a downturn in the markets in which our loans or deposits are concentrated, or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

The management of liquidity risk is critical to the management of our business and to our ability to service our customer base. In managing our balance sheet, a primary source of liquidity is customer deposits. Our ability to continue to attract these deposits and other funding sources is subject to variability based upon a number of factors including volume and volatility in the securities markets and the relative interest rates that we are prepared to pay for these liabilities. The availability and level of deposits and other funding sources is highly dependent upon the perception of the liquidity and creditworthiness of the financial institution, which perception can change quickly in response to market conditions or circumstances unique to a particular company. Concerns about our financial condition, or concerns about our credit exposure to other persons could adversely impact our sources of liquidity, financial position, regulatory capital ratios, results of operations and our business prospects.

If our subsidiaries are unable to pay dividends to the Company, whether as a result of actions by regulatory authorities or otherwise, the Company may not be able to satisfy its own obligations, including its debt obligations.

The Company must provide for its own liquidity. Substantially all of the Company’s revenues are obtained from dividends declared and paid by its subsidiaries. If we are unable to satisfy those obligations, we may be, among other things, required to satisfy obligations before they otherwise would have become due, prohibited from paying dividends on our outstanding capital stock or otherwise restricted in our commercial activities. Our potential inability to maintain adequate sources of liquidity may, among other things, impact our ability to pay dividends or satisfy our obligations.

The current economic environment may negatively impact our ability to maintain required capital levels or otherwise negatively impact our financial condition, which may, among other things, limit our access to certain sources of funding and liquidity.

If the level of deposits were to materially decrease, we would have to raise additional funds by increasing the interest that we pay on certificates of deposit or other depository accounts, seek other debt or equity financing or draw upon our available lines of credit. We rely on brokered, commercial, and retail deposits, advances from the FHLB and the Federal Reserve discount window, to fund our operations. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of the FHLB or market conditions were to change or if we are restricted from doing so by regulatory restrictions. For example, we may be prohibited from obtaining brokered deposits if we should not be “well-capitalized” or otherwise prohibited from doing so by our regulators. Additionally, the FHLB or Federal Reserve could limit our access to additional borrowings. We constantly monitor our activities with respect to liquidity and evaluate closely our utilization of our cash assets; however, there can be no assurance that our liquidity or the cost of funds to us may not be materially and adversely impacted as a result of economic, market or operational considerations that we may not be able to control.

We may face increasing deposit-pricing pressures, which may, among other things, reduce our profitability.

Checking and savings account balances and other forms of deposits can decrease when our deposit customers perceive alternative investments, such as the stock market or other non-depository investments, as providing superior expected returns or seek to spread their deposits over several banks to maximize FDIC insurance coverage. Furthermore, technology and other changes have made it more convenient for bank customers to transfer funds into alternative investments, including products offered by other financial institutions or non-bank service providers. Additional increases in short-term interest rates could increase transfers of deposits to higher yielding deposits. Efforts and initiatives we undertake to retain and increase deposits, including deposit pricing, can increase our costs. When bank customers move money out of bank deposits in favor of alternative investments or into higher yielding deposits, or spread their accounts over several banks, we can lose a relatively inexpensive source of funds, thus, increasing our funding costs.

We may continue to incur losses if we are unable to successfully manage interest rate risk.

Our profitability depends in substantial part upon the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. These rates are normally in line with general market rates and rise and fall based on management’s view of our needs. However, we may pay above-market rates to attract deposits as we have done in some of our marketing promotions in the past. Changes in interest rates will affect our operating performance and financial condition in diverse ways including the pricing of securities, loans and deposits, and the volume of loan originations in our mortgage banking business. We attempt to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and general economic conditions. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. This could in turn have a material adverse affect on the value of our common stock.

Certain built-in losses could be limited if we experience an ownership change as defined in the Internal Revenue Code.

Certain of our assets may have built-in losses such as loans to the extent the basis of such assets exceeds fair market value. Section 382 of the Internal Revenue Code may limit the benefit of these built-in losses which exist at the time of an “ownership change.” A Section 382 “ownership change” occurs if a stockholder or a group of stockholders who are deemed to own at least 5% of our common stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an “ownership change” occurs, Section 382 would impose an annual limit on the amount of recognized built-in losses we can use to reduce our taxable income equal to the product of the total value of our outstanding equity immediately prior to the “ownership change” and the federal long-term tax-exempt interest rate in effect for the month of the “ownership change.” A number of special rules apply to calculating this limit. The limitations contained in Section 382 apply for a five year period beginning on the date of the “ownership change” and any recognized built-in losses that are limited by Section 382 may be carried forward and reduce our future taxable income for up to 20 years, after which they expire. If an “ownership change” were to occur due to this offering, the annual limit Section 382 could defer our ability to use some, or all, of the built-in-losses to offset taxable income.

We may not be able to successfully maintain our capital, which may adversely affect our results of operations and financial condition.

We may need to raise further capital in the future to sustain or increase our capital levels. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the condition of financial markets at that time. Without regard to this offering, our regulatory capital at June 30, 2009, was only $7.9 million above the level required to maintain our “well-capitalized” status under the regulations of the Federal Reserve. If we fall below this level, we could face regulatory action that could limit our future operations and we may not be able to obtain additional capital in satisfactory amounts or terms or at all. Our growth or financial condition may be constrained if we are unable to raise capital as needed. Further, if we are able to raise capital through the sale of additional securities, it is possible that such issuance may be dilutive to the interests of existing shareholders, decreasing the value of existing holdings.

We may fail to realize the potential benefits of the mergers with Shore and Gateway.

The success of our mergers with Gateway and Shore will depend, in part, on our ability to produce the anticipated positive effects on earnings, growth and operating efficiencies from combining the businesses of the Company, Shore, and Gateway. We are just beginning to integrate these operations, and the integration process has been taking time away from other management functions. If we are unable to successfully integrate each of the subsidiaries and achieve our objectives related to the mergers, we could fail to achieve the anticipated benefits of the mergers or such benefits may take longer to realize than expected. Either situation would cause us to increase additional non-interest expense in the future, which would adversely affect our profitability and the value of, or market for, our common stock.

The decline in the fair market value of various investment securities available-for-sale could result in future impairment losses.

As of June 23, 2009, the total amortized cost of the Company’s portfolio of investment securities available-for-sale, which includes both debt and equity securities, was approximately $123.3 million while the fair market value of our investment securities available-for-sale was approximately $123.1 million. As of June 30, 2009, the difference between the estimated fair value and amortized cost of the equity securities included within our available-for-sale investment portfolio was a net unrealized loss of $201 thousand, and an approximate $131 thousand unrealized loss net of tax, which was included in accumulated other comprehensive loss as a reduction in shareholder’s equity on our balance sheet.

A number of factors could cause the Company to conclude in one or more future reporting periods that any difference between the fair value and the amortized cost of any of its investment securities available-for-sale constitutes an other-than-temporary impairment. These factors include, but are not limited to, an increase in the severity of the unrealized loss on a particular security, an increase in the length of time unrealized losses continue without an improvement in value, a change in our intent or ability to hold the security for a period of time sufficient to allow for the forecasted recovery, or changes in market conditions or industry or issuer specific factors that would render us unable to forecast a full recovery in value.

A substantial decline in the value of our FHLB common stock may result in an “other than temporary” impairment charge.

We own common stock of the FHLB in order to qualify for membership in the Federal Home Loan Bank system, which enables us to borrow funds under the Federal Home Loan Bank advance program. The carrying value and fair market value of our FHLB common stock was approximately $19.7 million as of June 30, 2009. On January 30, 2009, the FHLB announced that in light of the other-than-temporary impairment analysis it was still completing for the fourth quarter of 2008, it was deferring the declaration of its fourth quarter dividend. Consequently, for this and other reasons there is a risk that our investment in common stock of the FHLB could be deemed other than temporarily impaired at some time in the future, which would adversely affect our earnings and the value, or market for, of our common stock.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services that serve our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. While we believe we compete effectively with these other financial institutions serving our primary markets, we may face a competitive disadvantage to larger institutions. If we have to raise interest rates paid on deposits or lower interest rates charged on loans to compete effectively, our net interest margin and income could be negatively affected. Failure to compete effectively to attract new, or to retain existing, clients may reduce or limit our margins and our market share and may adversely affect our results of operations, financial condition, growth and the value of our common stock.

Our operations and customers might be affected by the occurrence of a natural disaster or other catastrophic event in our market area.

Because a substantial portion of our loans are with customers and businesses located in the central and coastal portions of Virginia, North Carolina, and Maryland, catastrophic events, including natural disasters such as hurricanes which historically have struck the east coast of the United States with some regularity, or terrorist attacks could disrupt our operations. Any of these natural disasters or other catastrophic events could have a negative impact on our financial centers and customer base, as well as collateral values and the strength of our loan portfolio. Any natural disaster or catastrophic event affecting us could have a material adverse impact on our operations and the value of our common stock.

We face a variety of threats from technology based frauds and scams.

Financial institutions are a prime target of criminal activities through various channels of information technology. We attempt to mitigate risk from such activities through policies, procedures, and preventative and detective measures. In addition, we maintain insurance coverage designed to provide a level of financial protection to our business. However, risks posed by business interruption, fraud losses, business recovery expenses, and other potential losses or expenses that may be experienced from a significant event are not readily predictable and, therefore, could have an impact on our results of operations.

Virginia law and the provisions of our articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock.

Our articles of incorporation and bylaws contain provisions that may be deemed to have the effect of discouraging or delaying uninvited attempts by third parties to gain control of the Company. These provisions include the division of our board of directors into classes and the ability of our board to set the price, term and rights of, and to issue, one or more additional series of our preferred stock. Similarly, the Virginia Stock Corporation Act contains provisions designed to protect Virginia corporations and employees from the adverse effects of hostile corporate takeovers. These provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors. These provisions may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the board, to affect its policies generally and to benefit from actions that are opposed by the current board.

Our directors and officers have significant voting power.

As of July 29, 2009, our officers and directors beneficially owned 16.07% of our issued and outstanding common stock. By voting against a proposal submitted to shareholders, the directors and officers have the ability to influence voting results for proposals requiring the approval of shareholders such as mergers, share exchanges, asset sales, and amendments to our articles of incorporation.

Risks Relating to this Offering, our Capital Structure,

and the Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

Stock price volatility may make it difficult for you to resell your common stock when you want to and at prices you find attractive. See “Price Range of Common Stock” on page S-29 of this prospectus supplement. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	Actual or anticipated variations in quarterly and annual results of operations;

•	Recommendations by securities analysts;

•	Operating and stock price performance of other companies that investors deem comparable to us;

•	News reports relating to trends, concerns and other issues in the financial services industry, including the failures of other financial institutions in the current economic downturn;

•	Perceptions in the marketplace regarding us and/or our competitors;

•	New technology used, or services offered, by competitors;

•	Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	Failure to integrate acquisitions or realize anticipated benefits from acquisitions;

•	Proposed or adopted changes in government regulations;

•	Actions taken by our state and federal regulators; and

•	Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results, as evidenced by the current volatility and disruption of capital and credit markets.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than 12 months. Recently, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our common stock, our ability to access capital and on our business, financial condition and results of operations.

Trading in our common stock has been volatile and inconsistent. As a result, shareholders may not be able to sell their common stock.

Although our common stock trades on the NASDAQ Global Select Market and a number of brokers offer to make a market in the common stock on a regular basis, trading volume to date has been volatile and inconsistent and there can be no assurance that a consistently active and liquid market for the common stock will develop or can be maintained.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus supplement and the accompanying prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

The Company has issued three series of preferred stock that have rights that are senior to those of its common shareholders.

The Company has issued 23,266 shares of Series A Non-Convertible, Non-Cumulative Preferred Stock, 37,550 shares of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock and 80,347 shares of Series C Preferred Stock. Each of these series of preferred stock of the Company ranks senior to its shares of common stock. As a result, the Company must make dividend payments on each series of the preferred stock before any dividends can be paid on its common stock and, in the event of its bankruptcy, dissolution or liquidation, the holders of each series of the preferred stock must be satisfied before any distributions can be made on its common stock. The Company has the right to defer distributions on its preferred stock for any period of time, during which time no dividends may be paid on its common stock. The dividends declared on preferred stock will reduce the net income available to common shareholders and the Company’s earnings per common share.

There may be future sales or other dilutions of our equity, adversely affecting the market price of our common stock.

Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. We can give you no assurance that we will not issue additional common or preferred stock in the near future. Thus, our stockholders bear the risk of any future stock issuances reducing the market price of our common stock and diluting their stock holdings in us. The exercise of the underwriters’ over-allotment option, the exercise of any options granted to directors, executive officers and other employees under our stock compensation plans, the issuance of shares of common stock in acquisitions and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock, and the existence of options, or shares of our common stock reserved for issuance as restricted shares of our common stock, may materially adversely affect the terms upon which we may be able to obtain additional capital in the future through the sale of equity securities. In addition, future issuances of shares of our common stock will be dilutive to existing stockholders.

In connection with its purchase of the Series C Preferred Stock, the Treasury received a warrant to purchase 1,325,858 shares of our common stock, $0.625 par value per share, at an initial exercise price of $9.09 per share, subject to adjustment, which expires ten years from the issuance date. The issuance of any additional shares of common stock as a result of exercise of the warrant held by the Treasury or the issuance of any other common stock or convertible securities could dilute the ownership interest of our existing common stockholders. The market price of our common stock could decline as a result of this offering as well as other sales of a large block of shares of our common stock in the market after this offering, or the perception that such sales could occur. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $80.347 million, which is equal to 100% of the aggregate liquidation preference of the Series C Preferred Stock, the number of shares of common stock underlying the TARP Warrant will be reduced by 50% to 662,929 shares.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. As more fully discussed under “Dividend Policy” below, the ability of our bank subsidiaries to pay dividends to us is limited by their obligations to maintain sufficient capital and by other general restrictions on their dividends under federal and state bank regulatory requirements. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

The securities purchase agreement between the Company and U.S. Department of the Treasury also limits our ability to pay dividends. It provides that prior to the earlier of (i) December 31, 2011 and (ii) the date on which all of the shares of the Series C Preferred Stock have been redeemed by the Company or transferred by Treasury to third parties, the Company may not, without the consent of Treasury increase the cash dividend on its common stock. In addition, the Company is unable to pay any dividends on its common stock unless it is current in its dividend payments on the Series C Preferred Stock. These restrictions could have a material adverse effect on the value of, or market for, the Company’s common stock.

Moreover, holders of common stock are entitled to receive dividends only when, as and if declared by the Company’s Board of Directors. Although we have historically paid cash dividends on a quarterly basis, we have recently suspended our common stock dividends. Our Board of Directors may also decide to suspend the dividend on our outstanding preferred stock in the future. We cannot assure you when or if we will pay cash dividends on our common stock in the future and the failure to pay any such dividends on any series or class of our equity securities may adversely affect the value of, or market for, our common stock.

Our preferred stock reduces net income available to holders of our common stock and earnings per common share and the TARP Warrant may be dilutive to holders of our common stock.

The dividends declared on each series of our preferred stock will reduce any net income available to holders of common stock and our earnings per common share. The preferred stock will also receive preferential treatment in the event of sale, merger, liquidation, dissolution or winding up of our company. Additionally, the ownership interest of holders of our common stock will be diluted to the extent the TARP Warrant is exercised.

If we are unable to redeem the Series C Preferred Stock prior to January 1, 2014, the cost of this capital to us will increase substantially.

If we are unable to redeem the Series C Preferred Stock prior to January 1, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% (approximately $4.0 million annually) to 9.0% per annum (approximately $7.2 million annually), further reducing the net income available to holders of our common stock and our earnings per common share. We can give you no assurance that we will be able to redeem our Series C Preferred Stock.

Because of our participation in TARP, we are subject to several restrictions including restrictions on compensation paid to our executives.

Pursuant to the terms of the TARP, we adopted certain standards for executive compensation and corporate governance for the period during which the U.S. Treasury holds an investment in us. These standards generally apply to our five most highly compensated senior executive officers, including our Chief Executive Officer, and certain of these restrictions also apply to our ten most highly compensated senior executives. The standards include, among other things, ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; a required clawback of any bonus or incentive compensation paid to a senior executive officer or one of the next twenty most highly compensated employees based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; a prohibition on making golden parachute payments to senior executives; an agreement not to deduct for tax purposes annual compensation in excess of $0.5 million for each senior executive; and a limitation on bonuses. In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers.

Risks Relating to Market, Legislative and Regulatory Events

Current and future increases in FDIC insurance premiums, including the FDIC special assessment imposed on all FDIC-insured institutions, will decrease our earnings.

EESA, as amended by the Helping Families Save Their Homes Act of 2009, temporarily increased the limit on FDIC coverage to $250,000 for all accounts through December 31, 2013. In addition, in May of 2009, the FDIC announced that it had voted to levy a special assessment on insured institutions in order to facilitate the rebuilding of the Deposit Insurance Fund. The assessment is equal to five basis points of the Company’s total assets minus Tier 1 capital as of June 30, 2009. This represents a charge of approximately $1.4 million, which was recorded as a pre-tax charge during the second quarter of 2009. The FDIC has indicated that future special assessments are possible, and that it is probable that an additional special assessment will be necessary in the fourth quarter of 2009, although the amount of such special assessment is uncertain. Any such future assessments will decrease our earnings and could have a material adverse effect on the value of, or market for, our common stock.

Banking regulators have broad enforcement power, but regulations are meant to protect depositors, and not investors.

We are subject to supervision by several governmental regulatory agencies and expect to be examined by the regulators the near future, the first examination since the recent mergers and market downturn. The regulators’ interpretation and application of relevant regulations, are beyond our control, may change rapidly and unpredictably, and can be expected to influence our earnings and growth. In addition, these regulations may limit our growth and the return to our investors by restricting activities such as the payment of dividends, mergers with, or acquisitions by, other institutions, investments, loans and interest rates, interest rates paid on deposits, the use of brokered deposits, and the creation of financial centers. Although these regulations impose costs on us, they are intended to protect depositors, and you should not assume that they protect your interests as a shareholder. The regulations to which we are subject may not always be in the best interests of investors.

The fiscal, monetary and regulatory policies of the Federal Government and its agencies could have a material adverse effect on our results of operations.

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect the net interest margin. It also can materially decrease the value of financial assets we hold, such as debt securities. Its policies also can adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Additionally, on June 17, 2009, the U.S. Treasury Department released a white paper proposing sweeping financial reforms, including the creation of a Consumer Financial Protection Agency with extensive powers. If enacted, the proposals would significantly alter not only how financial firms are regulated but also how they conduct their business. Changes in Federal Reserve Board policies and our regulatory environment generally are beyond our control, and we are unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operation.

In addition, as a public company we are subject to securities laws and standards imposed by the Sarbanes-Oxley Act. Because we are a relatively small company, the costs of compliance are disproportionate compared with much larger organizations. Continued growth of legal and regulatory compliance mandates could adversely affect our expenses, future results of operations and the value of our common stock. In addition, the government and regulatory authorities have the power to impose rules or other requirements, including requirements that we are unable to anticipate, that could have an adverse impact on our results of operations and the value of our common stock.

There can be no assurance that recently enacted legislation will stabilize the U.S. financial system.

On October 3, 2008, President Bush signed EESA into law. The legislation was the result of a proposal by then Secretary of the Treasury Henry Paulson to the U.S. Congress in response to the financial crises affecting the banking system and financial markets and threats to investment banks and other financial institutions. Pursuant to the EESA, the U.S. Treasury has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On October 14, 2008, the U.S. Department of Treasury announced the CPP, a program under the EESA pursuant to which it would make senior preferred stock investments in participating financial institutions. On October 14, 2008, the Federal Deposit Insurance Corporation announced the development of a guarantee program under the systemic risk exception to the Federal Deposit Insurance Act (“FDIA”) pursuant to which the FDIC would offer a guarantee of certain financial institution indebtedness in exchange for an insurance premium to be paid to the FDIC by issuing financial institutions (the “FDIC Temporary Liquidity Guarantee Program”). Also, on February 17, 2009, President Obama signed ARRA into law, which contains a wide array of provisions aimed at stimulating the U.S. economy.

There can be no assurance, however, as to the actual impact that the EESA, ARRA and their implementing regulations, the FDIC programs, or any other governmental program will have on the financial markets. The failure of the EESA, ARRA, the FDIC, or the U.S. government to stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations and access to credit or the trading price of our common stock.

The impact on us of recently enacted legislation, in particular EESA and ARRA and their implementing regulations, and actions by the FDIC, cannot be predicted at this time.

The programs established or to be established under the EESA, ARRA and TARP may have adverse effects upon us. We may face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities. Also, participation in specific programs may subject us to additional restrictions. For example, participation in the TARP CPP will limit (without the consent of the Department of Treasury) our ability to increase our dividend or to repurchase our stock for so long as any securities issued under such program remain outstanding. It will also subject us to additional executive compensation restrictions. Similarly, programs established by the FDIC under the systemic risk exception of the FDIA, whether we participate or not, may have an adverse effect on us. We do not participate in the FDIC Temporary Liquidity Guarantee Program. However, we may be required to pay significantly higher Federal Deposit Insurance Corporation premiums even though we do not participate in the FDIC Temporary Liquidity Guarantee Program because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The effects of participating or not participating in any such programs and the extent of our participation in such programs cannot reliably be determined at this time.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations and the value of, or market for, our common stock.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us, will be approximately $             (or approximately $             if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds we receive from this offering for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2009 on an actual basis and as adjusted to reflect the effect of this offering. We have assumed net proceeds of approximately $ will result from the sale of common stock offered by this prospectus, after deducting the estimated underwriting discount and estimated offering expenses and assuming no exercise of the underwriters’ over-allotment option. You should read this information together with our consolidated financial statements and the notes to those statements that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	June 30, 2009
	Actual	As Adjusted
	(Dollars in thousands, except per share data)
Long-Term Indebtedness:
Long-term debt(1)	$260,037		$260,037
Junior subordinated debentures(2)	27,696		27,696
Reverse purchase agreements	21,258		21,258

Total indebtedness	$308,991		$308,991

Shareholders’ Equity:(3)
Common stock, $0.625 par value, 40,000,000(4) shares authorized: 21,796,554 shares issued and outstanding (54,296,554, as adjusted(5))	$13,623
Preferred stock—1,000,000 shares authorized:
Series A non-convertible, non-cumulative, perpetual preferred stock, $1,000 liquidation value, 23,266 shares issued and outstanding	19,105		19,105
Series B non-convertible, non-cumulative, perpetual preferred stock, $1,000 liquidation value, 37,550 shares issued and outstanding	40,342		40,342
Series C fixed rate, cumulative preferred stock, $1,000 liquidation value, 80,347 shares issued and outstanding.	74,797		74,797
Additional paid-in capital	171,611
Retained earnings	(20,131)		(20,131)
Accumulated other comprehensive loss	(116)		(116)

Total shareholders’ equity	$299,231	$

Book value per common share	7.57
Tangible book value per common share	4.45

Capital Ratios:
Total risk-based capital ratio	10.30%
Tier 1 risk-based capital ratio	9.02%
Leverage ratio(6)	7.88%

(1)	Represents Federal Home Loan Bank advances.

(2)	Subordinated debt associated with outstanding trust preferred securities.

(3)

As of June 30, 2009, there were 1,836,218 common shares issuable upon exercise of options as of June 30, 2009, that were granted under our stock option plans with a weighted average exercise price of $11.81, 836,535 shares of common stock registered for issuance under our employee benefit plans, 1,799,657 shares of common stock reserved for issuance under our Dividend Reinvestment and Optional Cash Purchase Plan and 1,325,858 shares of common stock issuable upon the exercise of a warrant held by the U.S. Department of the Treasury.

(4)

An amendment to the Company’s Articles of Incorporation to increase the amount of common stock authorized for issuance by 30,000,000 shares, from 40,000,000 to 70,000,000 shares (the “Amendment”), was approved by a majority of the holders of Company common stock on July 27, 2009 at a special meeting of the shareholders. The number of common shares available, before and after effectiveness of the Amendment, is identified below.

Outstanding Capital Stock and Shares of Capital Stock Available for Issuance before and After Effectiveness of the Amendment

	As of June 30, 2009	Upon Effectiveness of Amendment
Shares of common stock authorized	40,000,000	70,000,000
Shares of common stock issued and outstanding	21,796,554	21,796,554
Shares of common stock reserved for issuance*	5,798,268	5,798,268
Shares of common stock available for future issuance	12,405,178	42,405,178

(*)

This amount includes 1,836,218 common shares issuable upon exercise of options as of June 30, 2009, that were granted under our stock option plans with a weighted average exercise price of $11.81 , 836,535 shares of common stock registered for issuance under our employee benefit plans, 1,799,657 shares of common stock reserved for issuance under our Dividend Reinvestment and Optional Cash Purchase Plan and 1,325,858 shares of common stock issuable upon the exercise of a warrant held by the U.S. Department of the Treasury.

(5)	Assumes the sale of 32,500,000 shares in this offering, generating proceeds of , after deducting the underwriting discount and offering expenses

(6)	The leverage ratio is Tier 1 capital divided by period end average assets.

PRICE RANGE OF COMMON STOCK

Our common stock began trading on the NASDAQ Global Select Market under the symbol “HMPR” on September 12, 2007. Prior to listing on the NASDAQ Global Select Market, our common stock traded on the NASDAQ Capital Market starting on August 3, 2006, and before that, on the Over-the-Counter Bulletin Board, a NASDAQ sponsored and operated inter-dealer quotation system for equity securities. As of July 30, 2009, our common stock was held by approximately 4,998 shareholders of record. In addition, we estimate that there were 4,198 beneficial owners of our common stock who own their shares through brokers or banks.

The following table sets forth for the periods indicated the high and low prices per share of our common stock as reported on the NASDAQ Global Select Market and the NASDAQ Capital Market, as appropriate, along with the quarterly cash dividends per share declared. Per share prices do not include adjustments for markups, markdowns or commissions. The high and low sale prices per share for our common stock for each quarter of 2007, 2008 and 2009 as reported on the market at the time and dividends declared during those periods were as follows:

	Sales Price		Cash Dividend Declared
	High	Low
2007
First Quarter	$13.25	$11.55	$0.10
Second Quarter	15.25	12.10	0.11
Third Quarter	14.71	11.90	0.11
Fourth Quarter	13.24	11.01	0.11

2008
First Quarter	$12.45	$9.50	$0.11
Second Quarter	13.92	9.51	0.11
Third Quarter	13.00	10.07	0.11
Fourth Quarter	12.00	6.25	0.11

2009
First Quarter	$9.50	$5.81	$0.11
Second Quarter	9.90	7.00	0.11
Third Quarter	8.25	4.96	0.00	(1)
Through July 31, 2009.

(1)	On July 30, 2009, our Board of Directors suspended cash dividends on our common shares indefinitely.

DIVIDEND POLICY

We have historically paid cash dividends on a quarterly basis. However, on July 30, 2009, our Board of Directors declared no cash dividend on our common shares, and suspended the payment of common dividends. In the future, we may decide against paying the dividend next due on our three series of preferred stock.

The primary source of funds for dividends paid by us to our shareholders is the dividends received from our subsidiaries. We are a legal entity separate and distinct from our subsidiaries. Substantially all of our cash revenues will result from dividends paid to us by our bank subsidiaries and interest earned on short term investments. Our bank subsidiaries are subject to laws and regulations that limit the amount of dividends that they can pay. Under Virginia law, a bank may not declare a dividend in excess of its accumulated retained earnings. Additionally, our bank subsidiaries may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the bank in any calendar year exceeds the total of the bank’s retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve. Our bank subsidiaries may not declare or pay any dividend if, after making the dividend, the bank would be “undercapitalized,” as defined in the banking regulations.

The Federal Reserve and the state banking regulators have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. Both the state banking regulators and the Federal Reserve have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice. In addition, we are subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect our dividend policies. Regulators have indicated that financial holding companies should generally pay dividends only if the organization’s net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality, and overall financial condition.

In addition, each series of preferred stock that the Company has issued is senior to its shares of common stock. As a result, the Company must make dividend payments on each series of the preferred stock before any dividends can be paid on its common stock.

DESCRIPTION OF COMMON STOCK

The following is a brief description of our common stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended, copies of which have been filed with the SEC and are also available upon request from us.

As of June 30, 2009, we had 41,000,000 shares of capital stock authorized. This authorized capital stock consisted of:

•	40,000,000 shares of common stock, par value $0.625 per share, 21,796,554(1) of which were outstanding; and

•

1,000,000 shares of preferred stock, no par value, of which 23,266 shares of Series A Preferred Stock, 37,550 shares of Series B Preferred Stock and 80,347 shares of Series C Preferred Stock were outstanding.

An amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to increase the amount of common stock authorized for issuance by 30,000,000 shares, from 40,000,000 to 70,000,000 shares, was approved by a majority of the holders of Company common stock on July 27, 2009 at a special meeting of the shareholders, which became effective as of that date.

A description of the common stock to be issued in this offering and a summary of the material provisions of our Articles of Incorporation and Bylaws, as amended, is provided in “Description of Outstanding Securities” in the accompanying prospectus beginning on page 7.

In addition, the Bank Holding Company Act of 1956 generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of the voting stock of us. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (“Exchange Act”), such as us, could constitute acquisition of control of the bank holding company.

(1)

This amount does not includes 1,836,218 common shares issuable upon exercise of options as of June 30, 2009, that were granted under our stock option plans with a weighted average exercise price of $11.81, 836,535 shares of common stock registered for issuance under our employee benefit plans, 1,799,657 shares of common stock reserved for issuance under our Dividend Reinvestment and Optional Cash Purchase Plan and 1,325,858 shares of common stock issuable upon the exercise of a warrant held by the U.S. Department of the Treasury.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

This section summarizes material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock. U.S. holders and non-U.S. holders are each encouraged to consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in their particular circumstances, as well as any tax consequences that may arise under the laws of any state, local, non-United States or other taxing jurisdiction.

Certain United States Federal Tax Consequences Applicable To Non-U.S. Holders of Common Stock

This section summarizes certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by a non-U.S. holder (defined below) who holds our common stock as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). You are a non-U.S. holder if, for United States federal income tax purposes, you are not:

•	an individual citizen or permanent resident of the United States;

•	a partnership or other entity treated as a partnership for United States federal income tax purposes;

•

a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons(1) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This section is based on the tax laws of the United States, including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder, including non-U.S. holders subject to special rules (e.g., certain former citizens and expatriates of the United States, “controlled foreign corporations” and “passive foreign investment companies”). In addition, this section does not address the treatment of a non-U.S. holder under any United States federal tax other than the income tax or the estate tax or the laws of any United States, state, local or foreign taxing jurisdiction.

If a partnership holds our common stock, the United States federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the tax treatment of the partnership. Partners in a partnership holding our common stock should consult their tax advisors with regard to the United States federal income tax treatment of an investment in our common stock.

(1)	The definition of “United States person,” found at section 7701(a)(30) of the Internal Revenue Code, is as follows:

(30)	United States person

The	term “United States person” means—

(A)	a citizen or resident of the United States,

(B)	a domestic partnership,

(C)	a domestic corporation,

(D)	any estate (other than a foreign estate, within the meaning of section 7701(a)(31) and

(E)	any trust if—

(i)	a court within the United States is able to exercise primary supervision over the administration of the trust, and

(ii)	one or more United States persons have the authority to control all substantial decisions of the trust.

Distributions

Distributions paid to a non-U.S. holder of our common stock will constitute a “dividend” for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as of the end of our taxable year of the distribution, as determined for United States federal income tax purposes. Any distributions that exceed both our current and accumulated earnings and profits would first constitute a non-taxable return of capital, which would reduce the basis in your shares, but not below zero, and thereafter would be treated as gain from the sale of stock (see “—Gain on Disposition of Common Stock” below).

Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. Even if you are eligible for an exemption or a lower treaty rate, we and other payors will generally be required to withhold at a 30% gross rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalty of perjury, your status as (or, in the case of a non-U.S. holder that is a partnership, estate, trust, or other intermediary, such forms certifying the status of each partner in the partnership or beneficiary of the estate, trust or other intermediary, as) a non-United States person and your entitlement to the exemption or the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment or, in the case of an individual non-U.S. holder, “fixed base,” that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•

you (or, in the case of a non-U.S. holder that is a partnership, estate, trust, or other intermediary, such forms certifying that each partner in the partnership or beneficiary of the estate, trust or other intermediary is) are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at net rates applicable to United States persons within the meaning of the Code. Any effectively connected dividends received by an individual non-U.S. holder may be subject to a United States federal income tax at lower rates applicable to capital gain, provided that certain conditions are satisfied.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% gross rate on your earnings and profits for the taxable year that are effectively connected with the conduct of a trade or business within the United States, subject to exemption or lower rate if provided in an applicable income tax treaty.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain recognized on a disposition of our common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a “permanent establishment” or, in the case of an individual non-U.S. holder, “fixed base” that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions exist, or

•

we are or have been a United States real property holding corporation for federal income tax purposes, and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our common stock, our common stock does not cease to be publicly traded and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% gross rate, subject to exemption or lower rate if provided in an applicable income tax treaty.

We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death generally will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding, currently at a 28% rate, for dividends paid to such holder unless the holder certifies under penalty of perjury that it is not a “United States person” within the meaning of the Code and neither we nor our paying agent has actual knowledge or reason to know that the holder is a United States person, or the holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a not a United States person and neither the broker nor intermediary has actual knowledge or reason to know that the beneficial owner is a United States person, or the owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

The securities offered by this prospectus may, subject to certain legal restrictions, be held by (1) pension, profit sharing, and other employee benefit plans which are subject to Title I of the Employee Retirement Security Act of 1974, as amended (which we refer to as “ERISA”), (2) plans, accounts, and other arrangements that are subject to Section 4975 of the Code, or provisions under federal, state, local, non-U.S., or other laws or regulations that are similar to any of the provisions of Title I of ERISA or Section 4975 of the Code (which we refer to as “Similar Laws”), and (3) entities whose underlying assets are considered to include “plan assets” of any such plans, accounts, or arrangement. Section 406 of ERISA and Section 4975 of the Code prohibit plans from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such pension, profit sharing, or other employee benefit plans that are subject to Section 406 of ERISA and Section 4975 of the Code. A violation of these prohibited transaction rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. A fiduciary of any such plan, account, or arrangement must determine that the purchase and holding of an interest in the offered securities is consistent with its fiduciary duties and will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or a violation under any applicable Similar Laws.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement in an underwritten offering in which Sandler O’Neill & Partners, L.P. is acting as representative of the underwriters. We have entered into an underwriting agreement with Sandler O’Neill & Partners, L.P., acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of our common stock set forth opposite its name below.

Name	Number of Shares
Sandler O’Neill & Partners, L. P.

BB&T Capital Markets, a division of Scott and Stringfellow, LLC

Howe Barnes Hoefer & Arnett, Inc.

Janney Montgomery Scott LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including that:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to those conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus supplement, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until such option is exercised.

Over-Allotment Option. We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 4,875,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus supplement.

Commissions and Expenses. The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $             per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$	$	$
Underwriting discount and commissions payable by us	$	$	$
Proceeds to us (before expenses)	$	$	$

In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses. We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $            , and such expenses are payable by us.

Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement. Except for any shares held in a fiduciary capacity, we and each of our directors and executive officers, have agreed, for a period of 90 days after the offering has been closed, not to sell, offer, agree to sell, express intention to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase our common shares or other similar securities without, in each case the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise. Any shares purchased by our directors or executive officers will be subject to the restrictions on re-sale included in the lock-up agreements described above. We are not making loans to these officers, directors, family members or others to purchase shares in the offering.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on The NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters. Sandler O’Neill & Partners, L.P., BB&T Capital Markets, a division of Scott and Stringfellow, LLC, Janney Montgomery Scott LLC, Howe Barnes Hoefer & Arnett, Inc. and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

EXPERTS

The consolidated financial statements of the Company and subsidiaries for the two years in the period ended December 31, 2008, are incorporated by reference into this prospectus supplement, have been incorporated by reference herein and in the registration statement to which this prospectus supplement relates in reliance upon the reports of Yount, Hyde & Barbour, P.C., independent registered public accountants, and upon the authority of Yount, Hyde & Barbour, P.C. as experts in accounting and auditing.

The consolidated statements of income, changes in shareholders’ equity, and cash flows of the Company and subsidiaries for the year ended December 31, 2006, incorporated by reference into this prospectus supplement, have been incorporated by reference herein and in the registration statement to which this prospectus supplement relates in reliance upon the report of KPMG LLP (“KPMG”), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006. The Company has agreed to indemnify and hold KPMG harmless against any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past financial statements incorporated by reference in this prospectus supplement.

LEGAL MATTERS

Williams Mullen, Norfolk, Virginia, our counsel, will pass upon the validity of the common stock to be issued by us through this prospectus supplement. Gaeta & Eveson, P.A., Raleigh, North Carolina, will pass upon certain legal matters for the underwriters in connection with this offering.

INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC

This prospectus supplement and the accompanying prospectus incorporate by reference important business and financial information that we file with the SEC and that we are not including in or delivering with this prospectus supplement. As the SEC allows, incorporated documents are considered part of this prospectus supplement and the accompanying prospectus, and we can disclose important information to you by referring you to those documents.

We incorporate by reference the documents listed below, to the extent they have been filed with the SEC:

(1)	the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2008, and Amendment Nos. 1 and 2 thereto;

(2)	the Company’s Form 10-Q for the fiscal quarter ended March 31, 2009;

(3)	the Company’s Current Reports on Form 8-K filed on January 5, 2009 (as amended on February 3, 2009), January 7, 2009, January 22, 2009, January 27, 2009, February 2, 2009, February 12, 2009, February 27, 2009, March 2, 2009, March 13, 2009 (as amended on that date), April 14, 2009, April 20, 2009 (2 of them), May 1, 2009, May 4, 2009, May 5, 2009, May 8, 2009, May 13, 2009, May 22, 2009, June 10, 2009, June 24, 2009, June 29, 2009 (two (2) separate Current Reports on Form 8-K were filed on this date), July 14, 2009, July 20, 2009, July 30, 2009, July 31, 2009 and August 3, 2009 (other than the portions of those documents furnished or otherwise not deemed to be filed).

(4)	the description of the Company’s common stock on page 85 of the Registrant’s Amendment No. 1 to the Form S-4 (File No. 333-154959) filed on November 14, 2008, and any amendment or report filed for the purpose of updating that description.

We also incorporate by reference all documents to the extent they have been filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act: (1) after the date of this prospectus supplement, and (2) until this offering has been completed. Information in this prospectus supplement and the accompanying prospectus supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in this prospectus supplement, the accompanying prospectus and the incorporated documents.

We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

Written requests for copies should be directed to Hampton Roads Bankshares, Inc., Attn: Tiffany K. Glenn, Executive Vice President, Investor Relations Officer and Corporate Secretary, 999 Waterside Dr., Suite 200, Norfolk, Virginia 23510.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. The words “believes,” “expects,” “may,” “will,” “should,” “projects,” “contemplates,” “anticipates,” “forecasts,” “intends,” or other similar words or terms are intended to identify forward-looking statements. These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by risk factors described in the “Risk Factors” section of this Prospectus Supplement beginning on page S-12, including:

•	We may continue to incur significant losses in the future and we can make no assurances as to when we will be profitable;

•	Our estimate for losses in our loan portfolio may be inadequate;

•	We have had and may continue to have difficulties managing our problem loans and our loan administration;

•	Our stress test differed from Supervisory Capital Assessment Program and its results may be inaccurate;

•	We have recently had a significant turnover in our senior management team;

•	Governmental regulation and regulatory actions against us may impair our operations or restrict our growth;

•	If the value of real estate in our core market areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized;

•	Our construction and land development, commercial real estate, and equity line lending may expose us to a greater risk of loss and hurt our earnings and profitability;

•	Our lending on vacant land may expose us to a greater risk of loss and may have an adverse effect on operations;

•	Difficult market conditions have adversely affected our industry;

•	A significant part of Gateway’s loan portfolio is unseasoned;

•

Our ability to maintain adequate sources of funding may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•

Our ability to maintain adequate sources of liquidity may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•

Our ability to maintain required capital levels may be negatively impacted by the current economic environment which may, among other things, impact our ability to pay dividends or satisfy our obligations;

•	We may incur additional losses if we are unable to successfully manage interest rate risk;

•	Certain built-in losses could be limited if we experience an ownership change as defined in the Internal Revenue Code.

•	We may not be able to successfully maintain our capital;

•	We may fail to realize the potential benefits of the mergers with Shore and Gateway;

•	The decline in the fair market value of various investment securities available-for-sale could result in future impairment losses;

•	A substantial decline in the value of our FHLB common stock may result in an other than temporary impairment charge;

•	Our future success is dependent on our ability to compete effectively in the highly competitive banking industry;

•	Our operations and customers might be affected by the occurrence of a natural disaster or other catastrophic event in our market area;

•	We face a variety of threats from technology based frauds and scams;

•

Virginia law and the provisions of our articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock; and

•	Our directors and officers have significant voting power.

Because of these uncertainties, our actual future results may be materially different from those indicated by these forward-looking statements. We caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements.

Prospectus

$200,000,000

Preferred Stock

Common Stock

Warrants

Stock Purchase Contracts

Units

We may offer and sell from time to time in one or more offerings any combination of the securities listed above. We may also issue any of the common stock, preferred stock, warrants, stock purchase contracts or units upon the conversion, exchange, or exercise of any of the securities listed above. The aggregate initial offering price of all securities we sell under this prospectus will not exceed $200,000,000. Offers and sales of these securities may be to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will offer the securities in amounts, at prices, and on terms to be determined by market conditions at the time of the offering. We will provide the specific terms for securities to be offered in one or more supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

A discussion of certain risks that you should consider in connection with an investment in the securities will be included in a supplement to this prospectus. You should refer to the risk factors that may be included in a prospectus supplement and in our periodic reports and other information we file with the U.S. Securities and Exchange Commission and carefully consider that information before investing in our securities.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “HMPR.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities will not be savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or instrumentality.

The date of this prospectus is July 8, 2009

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings in amounts that we will determine from time to time that do not exceed $200,000,000 in the aggregate. We may also issue any of the common stock, preferred stock, warrants, stock purchase contracts, or units upon the conversion, exchange or exercise of any of the securities described in this prospectus.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities pursuant to this prospectus, we will provide a prospectus supplement, information that is incorporated by reference into this prospectus, or other offering material containing specific information about the terms of the securities we are offering. That prospectus supplement, information incorporated by reference, or other offering material may include a discussion of any risk factors or other special considerations that apply to those securities or the specific plan of distribution. The prospectus supplement or information incorporated by reference may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement or information incorporated by reference having a later date, you should rely on the information in that prospectus supplement or incorporated information having a later date. Before investing in our securities, you should read both this prospectus and the applicable prospectus supplement, together with the additional information described below under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus and any prospectus supplement. We have filed and plan to continue to file other documents with the SEC that contain information about us and our business. Also, we will file legal documents that control the terms of the securities offered by this prospectus as exhibits to the reports that we file with the SEC. The registration statement and other reports can be found on the SEC Internet site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission (the “SEC”). You may read and copy any of these filed documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Our Internet address is www.hamptonroadsbanksharesinc.com. The Company makes available on its website, free of charge, its periodic and current reports, proxy and information statements and other information we file with the SEC and amendments thereto as soon as reasonably practicable after the Company files such material with, or furnishes such material to, the SEC, as applicable. Unless specifically incorporated by reference, the information on our website is not part of this prospectus.

This prospectus is part of a Registration Statement on Form S-3 filed by us with the SEC and does not contain all of the information included in the Registration Statement. Whenever a reference is made in this prospectus or any prospectus supplement, if applicable, to any contract or other document of ours, you should refer to the exhibits that are a part of the Registration Statement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus.

INCORPORATION OF INFORMATION THAT WE FILE WITH THE SEC

This prospectus incorporates by reference important business and financial information that we file with the SEC and that we are not including in or delivering with this prospectus. As the SEC allows, incorporated documents are considered part of this prospectus, and we can disclose important information to you by referring you to those documents.

We incorporate by reference the documents listed below, to the extent they have been filed with the SEC:

(1)	the Registrant’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2008, and Amendment Nos. 1 and 2 thereto;

(2)	the Registrant’s Form 10-Q for the fiscal quarter ended March 31, 2009;

(3)	the Registrant’s Current Reports on Form 8-K filed on January 5, 2009 (as amended on February 3, 2009), January 7, 2009, January 22, 2009, January 27, 2009, February 2, 2009, February 12, 2009, February 27, 2009, March 2, 2009, March 13, 2009 (as amended on that date), April 14, 2009, April 20, 2009 (2 of them), May 1, 2009, May 4, 2009, May 5, 2009, May 8, 2009, May 13, 2009, May 22, 2009, June 10, 2009, June 24, 2009 and June 29, 2009 (2 of them) (other than the portions of those documents furnished or otherwise not deemed to be filed); and

(4)	the description of the Registrant’s common stock contained in the second through seventh paragraphs on page 85 of the Registrant’s Amendment No. 1 to the Form S-4 (File No. 333-154959) filed on November 14, 2008, and any amendment or report filed for the purpose of updating that description.

We also incorporate by reference all documents to the extent they have been filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (1) after the initial filing of the registration statement that contains this prospectus and (2) until this offering has been completed. Information in this prospectus supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

On the written or oral request of each person, including any beneficial owner, to whom a copy of this prospectus is delivered, we will provide, without charge, a copy of any or all of the documents incorporated in this prospectus or in any related prospectus supplement by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies should be directed to Hampton Roads Bankshares, Inc., Attn: Tiffany K. Glenn, Executive Vice President, Investor Relations Officer and Corporate Secretary, 999 Waterside Dr., Suite 200, Norfolk, Virginia 23510.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

We make certain forward-looking statements in this prospectus and any accompanying prospectus supplements and the documents incorporated by reference in this prospectus and any accompanying prospectus supplements that are subject to risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words “believes,” “expects,” “may,” “will,” “should,” “projects,” “contemplates,” “anticipates,” “forecasts,” “intends,” or other similar words or terms are intended to identify forward-looking statements.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by risk factors including:

•	Our loan loss allowance may increase significantly in the future, which may result in significant charges to earnings;

•	Our estimate for losses in our loan portfolio may be inaccurate or inadequate;

•	The quality of our assets may decline significantly;

•	Goodwill (primarily created by our recent mergers) or other intangible assets may be impaired, which may result in significant charges to earnings;

•	Our recent results may not be indicative of our future results;

•	Difficult market conditions in our industry;

•	Unprecedented levels of market volatility;

•	Effects of the soundness of other financial institutions;

•	Uncertain outcome of recently enacted legislation to stabilize the U.S. financial industry;

•	Losses that may be incurred if we are unable to manage interest rate risk;

•	Our dependence on key personnel;

•	High level of competition within the banking industry;

•	Our ability to manage our growth;

•	Our dependence on construction and land development loans that could be negatively affected by a downturn in the real estate market;

•	An economic downturn in our limited market area could adversely affect our business;

•

If the value of real estate in the Company’s core market areas were to decline materially, a significant portion of its loan portfolio could become under-collateralized, which could have a material adverse effect on it;

•	A significant part of Gateway’s loan portfolio is unseasoned;

•	Our operations and customers might be affected by the occurrences of natural disaster or other catastrophic event in our market area;

•	The decline in the fair market value of various investment securities available-for-sale could result in future impairment losses;

•	Changes in interest rates;

•	Governmental and regulatory changes that may adversely affect our expenses and cost structure;

•	The threat from technology based frauds and scams;

•	Banking regulators have broad enforcement power, but regulations are meant to protect depositors and not investors;

•	Trading in our common stock has been sporadic so shareholders may not be able to quickly and easily sell their common stock;

•

Virginia law and the provisions of our articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay you a premium for your shares of our common stock;

•	Our directors and officers have significant voting power; and

•	We may fail to realize all of the anticipated benefits of the mergers with Shore and Gateway.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements.

THE COMPANY

Unless the context otherwise requires, the terms “we,” “us,” or “our” refer to Hampton Roads Bankshares, Inc. and its consolidated subsidiaries on a combined basis.

Hampton Roads Bankshares, Inc., a Virginia corporation (the “Company”), was incorporated under the laws of the Commonwealth of Virginia on February 28, 2001, primarily to serve as a holding company for the Bank of Hampton Roads. On July 1, 2001, all Bank of Hampton Roads common stock, par value $0.625 per share, converted into the common stock of Hampton Roads Bankshares, Inc., par value $0.625 per share, on a share for share exchange basis, making the Bank of Hampton Roads a wholly-owned subsidiary of the Company. In January 2004, we formed Hampton Roads Investments, Inc. (“HR Investments”), a wholly-owned subsidiary of the Company, to provide securities, brokerage and investment advisory services.

On June 1, 2008, pursuant to the terms of the Agreement and Plan of Merger, dated as of January 8, 2008, by and between the Company and Shore Financial Corporation, the Company acquired all of the outstanding shares of Shore Financial Corporation (“Shore”). Shore Bank and its subsidiary, Shore Investments Inc., formerly wholly-owned subsidiaries of Shore, became wholly-owned subsidiaries of the Company.

On December 31, 2008, pursuant to the terms of the Agreement and Plan of Merger, dated as of September 23, 2008, by and between the Company and Gateway Financial Holdings, Inc. (“Gateway”), the Company acquired all of the outstanding shares of Gateway. Gateway Bank & Trust Co. (“Gateway Bank”) and its subsidiaries, Gateway Insurance Services, Inc., Gateway Investment Services, Inc., Gateway Bank Mortgage, Inc. and Gateway Title Agency, Inc., formerly wholly-owned subsidiaries of Gateway, became wholly-owned subsidiaries of the Company.

Subsequently, on May 8, 2009, Gateway Bank merged with and into The Bank of Hampton Roads, a wholly-owned subsidiary of the Company (the “Bank”), with the Bank being the surviving entity. At that time, the subsidiaries of Gateway Bank became subsidiaries of the Bank.

Our principal executive office is located at 999 Waterside Drive, Suite 200, Norfolk, VA 23510 and our telephone number is (757) 217-1000. Our common stock trades on the Nasdaq Global Select Market under the symbol “HMPR.”

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the offered securities as set forth in the applicable prospectus supplement.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

DESCRIPTION OF OUTSTANDING SECURITIES

The following description is a summary of the material provisions of our outstanding securities derived from our Articles of Incorporation, as amended, and Bylaws, as amended. Copies of the Articles of Incorporation, as amended, and Bylaws, as amended, have been filed with the Securities and Exchange Commission and are incorporated into this prospectus.

General

Our authorized capital stock currently consists of 40,000,000 shares of common stock, $0.625 par value per share, and 1,000,000 shares of undesignated preferred stock, no par value per share. As of May 1, 2009, there were 21,796,523 shares of common stock outstanding, 23,266 shares of Series A Preferred Stock, which is non-convertible, non-cumulative and perpetual (“Series A Preferred Stock”), outstanding, 37,550 shares of Series B Preferred Stock, which is non-convertible, non-cumulative and perpetual (“Series B Preferred Stock”), outstanding and 80,347 shares of Series C Preferred Stock outstanding.

The Company’s Board of Directors recently approved an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the amount of common stock authorized for issuance by 30,000,000 shares. The board has set a special meeting of the shareholders, to be held at the Westin Virginia Beach Town Center, 4535 Commerce Street, Virginia Beach, Virginia 23462, for July 27, 2009, at 9:00 am to approve the increase. It is currently anticipated that the amount of common stock authorized for issuance will increase by 30,000,000 shares, from 40,000,000 to 70,000,000.

As of March 31, 2009, we had total consolidated assets of approximately $3,090,724,000, total deposits of $2,286,173,000, total consolidated liabilities, including deposits, of $2,742,863,000 and consolidated stockholders’ equity of approximately $347,861,000.

Common Stock

Voting Rights

Each holder of shares of common stock is entitled to one vote per share held on any matter submitted to a vote of shareholders. There are no cumulative voting rights in the election of directors.

Dividends

Holders of shares of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor. We are a corporation separate and distinct from The Bank of Hampton Roads and Shore Bank and the other subsidiaries. Since most of our revenues will be received by us in the form of dividends or interest paid by our subsidiaries, our ability to pay dividends will be subject to regulatory restrictions.

No dividend will be declared or paid during any calendar year on the common stock unless and until there has been paid in full (or set apart for purposes of such payment) to the holders of the Company’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock or any other series of preferred stock, at least a pro rata portion of the stated annual dividend on such shares of preferred stock for that calendar year, at their respective rates, through the date on which the Company proposes to pay the cash dividend on the common stock. See “Preferred Stock” below.

No Preemptive or Conversion Rights

Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock, and have no conversion or redemption rights.

Calls and Assessments

All of the issued and outstanding shares of our common stock are non-assessable and non-callable.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities, including the payments on the Company’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and any other outstanding series of preferred stock described below.

Preferred Stock

Summarized below are the material terms of our outstanding preferred stock, including the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.

Series A Preferred Stock

Designation

In connection with the merger with Gateway Financial Holdings, Inc., the Company established the Series A Preferred Stock. There are currently 23,266 shares of the Company’s Series A Preferred Stock outstanding.

Dividends

The holders of shares of the Company’s Series A Preferred Stock are entitled to receive cash dividends at an annual rate of 8.75%. Dividends on the Series A Preferred Stock are not cumulative on a year-to-year basis. Dividends are payable as they are declared by the Company’s board of directors at such time or times as it elects, and no holder of Series A Preferred Stock has any right to receive any dividend unless and until that dividend has been declared by the board of directors.

Liquidation

In the event of liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to be paid first out of the assets of the Company available for distribution to holders of capital stock of all classes (whether such assets are capital, surplus or earnings), an amount equal to $1,000.00 per share of Series A Preferred Stock, plus the amount of any dividend on such share which has been declared by the board of directors:

•	before any distribution or payment is made to any common shareholders or holders of any other class or series of capital stock of the Company designated to be junior to the Series A Preferred Stock;

•

subject to the liquidation rights of the Company’s Series B Preferred Stock and Series C Preferred Stock, which are designated on a parity with the Series A Preferred Stock with respect to liquidation preferences; and

•

subject to the liquidation rights and preferences of any class or series of preferred stock designated in the future to be senior to, or on parity with, the Series A Preferred Stock with respect to liquidation preferences.

After payment in full of the liquidation preference to the holders of Series A Preferred Stock, holders of the Series A Preferred Stock will have no right or claim to any of the remaining available assets.

Voting

Shares of Series A Preferred Stock are non-voting shares, and holders of Series A Preferred Stock have no right to vote on matters submitted to a vote of the Company’s shareholders except to the extent such voting rights are required by applicable law.

Redemption

The Company has the right and option to redeem all or a portion of the outstanding shares of Series A Preferred Stock at the rate of $1,000.00 for each share of Series A Preferred Stock.

Series B Preferred Stock

Designation

In connection with the merger with Gateway Financial Holdings, Inc., the Company established the Series B Preferred Stock. There are currently 37,550 shares of the Company’s Series B Preferred Stock outstanding.

Dividends

The holders of shares of the Company’s Series B Preferred Stock are entitled to receive cash dividends at an annual rate of 12.0%. Dividends on the Series B Preferred Stock are not cumulative on a year-to-year basis. Dividends are payable as they are declared by the Company’s board of directors at such time or times as it elects, and no holder of Series B Preferred Stock has any right to receive any dividend unless and until that dividend has been declared by the board of directors.

Liquidation

In the event of liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to be paid first out of the assets of the Company available for distribution to holders of capital stock of all classes (whether such assets are capital, surplus or earnings), an amount equal to $1,000.00 per share of Series B Preferred Stock, plus the amount of any dividend on such share which has been declared by the board of directors:

•	before any distribution or payment is made to any common shareholders or holders of any other class or series of capital stock of the Company designated to be junior to the Series B Preferred Stock;

•

subject to the liquidation rights of the Company’s Series A Preferred Stock and Series C Preferred Stock, which will be designated on a parity with the Series B Preferred Stock, with respect to liquidation preferences; and

•

subject to the liquidation rights and preferences of any class or series of preferred stock designated in the future to be senior to, or on parity with, the Series B Preferred Stock with respect to liquidation preferences.

After payment in full of the liquidation preference to the holders of Series B Preferred Stock, holders of the Series B Preferred Stock will have no right or claim to any of the remaining available assets.

Voting

Shares of Series B Preferred Stock are non-voting shares, and holders of Series B Preferred Stock have no right to vote on matters submitted to a vote of the Company’s shareholders except to the extent such voting rights are required by applicable law.

Redemption

After October 1, 2009, the Company will have the right and option to redeem all or a portion of the outstanding shares of Series B Preferred Stock at the rate of $1,000.00 for each share of Series B Preferred Stock.

Series C Preferred Stock

Designation

In connection with the Letter Agreement dated December 31, 2008, and the related Securities Purchase Agreement—Standard Terms with the United States Department of the Treasury, the Company established the Series C Preferred Stock. There are currently 80,347 shares Company’s Series C Preferred Stock outstanding.

Dividends

Holders of shares of Series C Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000.00 per share of Series C Preferred Stock with respect to each dividend period from December 31, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of Series C Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000.00 per share of Series C Preferred Stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series C Preferred Stock are payable to holders of record of shares of Series C Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series C Preferred Stock, we must provide written notice to the holders of shares of Series C Preferred Stock prior to the applicable dividend payment date.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

Priority of Dividends and Payments Upon Liquidation

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series C Preferred Stock will rank:

•	senior to our common stock and all other new issuances of equity securities designated as ranking junior to the Series C Preferred Stock; and

•

at least equally with all other equity securities designated as ranking on a parity with the Series C Preferred Stock, or parity stock, including shares of our Series A Preferred Stock and Series B Preferred Stock, with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up.

So long as any shares of Series C Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, we may not pay or declare any dividends on our common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series C Preferred Stock for all prior dividend periods, other than:

•

purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•

purchases or other acquisitions by any of our broker-dealer subsidiaries, of which we currently have none, solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•

purchases or other acquisitions by any of our broker-dealer subsidiaries, of which we currently have none, for resale pursuant to an offering by us of our stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan or repurchases of rights pursuant to any shareholders’ rights plan;

•	acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not us or a subsidiary of us, including as trustee or custodian; and

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 31, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefore, on the Series C Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series C Preferred Stock), with respect to the Series C Preferred Stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series C Preferred Stock from time to time out of any funds legally available for such payment, and the Series C Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The Series C Preferred Stock may be redeemed with approval of the Federal Reserve Board, in whole or in part, subject to notice as described below. In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series C Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series C Preferred Stock have no right to require the redemption or repurchase of the Series C Preferred Stock.

If we seek to redeem fewer than all of the outstanding shares of Series C Preferred Stock, we will select the shares we will redeem either pro rata from the holders of record of shares of Series C Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of Series C Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series C Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series C Preferred Stock designated for redemption will not affect the redemption of any other Series C Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place of redemption and the number of shares of Series C Preferred Stock we will redeem (and, if less than all shares of Series C Preferred Stock held by the applicable holder, the number of shares we will redeem from the holder).

Shares of Series C Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series C Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000.00 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series C Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series C Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series C Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series C Preferred Stock and other shares of parity stock including our Series A Preferred Stock and Series B Preferred Stock, will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series C Preferred Stock has been paid in full to all holders of Series C Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series C Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series C Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series C Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series C Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Global Select Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series C Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of the Company will be reduced by the number of preferred stock directors that the holders of Series C Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series C Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series C Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series C Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our articles of organization, the vote or consent of the holders of at least 66  2/3% of the shares of Series C Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•

any amendment or alteration of our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series C Preferred Stock with respect to payment of dividends and/or distribution of assets upon our liquidation, dissolution or winding up;

•

any amendment, alteration or repeal of any provision of the certificate of designations for the Series C Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series C Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series C Preferred Stock or of a merger or consolidation of us with another entity, unless the shares of Series C Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series C Preferred Stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series C Preferred Stock, taken as a whole.

To the extent of the voting rights of the Series C Preferred Stock, each holder of Series C Preferred Stock will have one vote for each $1,000.00 of liquidation preference to which such holder’s shares of Series C Preferred Stock are entitled.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series C Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series C Preferred Stock to effect the redemption.

Certain Provisions of the Articles of Incorporation, Bylaws and Virginia Law

General

Our articles of incorporation and bylaws contain provisions that could make more difficult an acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids as well as to encourage persons seeking to acquire control to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control, we believe that the benefits of increased protection through the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Classified Board of Directors

Our articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Increasing the Number of Directors

Under Virginia law, the articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the board of directors. Pursuant to our articles of incorporation, our board of directors shall consist of not less than eight nor more than 24 persons.

Action of Shareholders by Written Consent

Under Virginia law, the articles of incorporation may provide that any action required to be adopted or taken at a shareholders’ meeting may be adopted or taken without a meeting, and without prior notice, if consents in writing setting forth the action so adopted or taken are signed, by the holders of outstanding shares having not less than the minimum number of votes that would be required to adopt or take the action at a meeting. Our articles of incorporation do not provide for such action and our bylaws specifically provide that any action which may be taken at a meeting of the shareholders may only be taken without a meeting if one or more consents, in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Therefore, any action of the shareholders by written consent requires the action of all shareholders entitled to vote.

Inability of Shareholders to Call Special Meetings

Pursuant to our bylaws, special meetings of shareholders may be called only by our president, the chairman of our board of directors or the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders meetings unless they are able to persuade the president, the chairman or a majority of the board of directors to call a special meeting.

Advance Notification Requirements

Our bylaws also require a shareholder who desires to nominate a candidate for election to the board of directors at an annual shareholders meeting to provide us advance notice of at least 45 days before the date the proxy statement for the last annual meeting was first mailed.

Affiliated Transactions

The Virginia Stock Corporation Act contains provisions governing “Affiliated Transactions.” Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Stock Corporation Act, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the “Disinterested Directors.” A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder.

The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements apply to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. Hampton Roads Bankshares has not adopted such an amendment.

Control Share Acquisitions

The Virginia Stock Corporation Act also contains provisions regulating certain “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33  1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. However, the bylaws of the Company contain a provision that makes these provisions inapplicable to acquisitions of our common stock.

TARP Warrant

The following is a brief description of the warrant that was issued to the U.S. Department of Treasury through its TARP Capital Purchase Program investment (“TARP Warrant”). This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the TARP Warrant, a copy of which has been filed with the SEC and is also available upon request from us.

Shares of Common Stock Subject to the TARP Warrant

The TARP Warrant is initially exercisable for 1,325,858 shares of our common stock. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $80.347 million, which is equal to 100% of the aggregate liquidation preference of the Series C Preferred Stock, the number of shares of common stock underlying the TARP Warrant then held by the selling security holders will be reduced by 50% to 662,929 shares. The number of shares subject to the TARP Warrant are subject to the further adjustments described below under the heading “—Adjustments to the TARP Warrant.”

Exercise of the TARP Warrant

The initial exercise price applicable to the TARP Warrant is $9.09 per share of common stock for which the TARP Warrant may be exercised. The TARP Warrant may be exercised at any time on or before December 31, 2018 by surrender of the TARP Warrant and a completed notice of exercise attached as an annex to the TARP Warrant and the payment of the exercise price for the shares of common stock for which the TARP Warrant is being exercised. The exercise price may be paid either by the withholding by the Company of such number of shares of common stock issuable upon exercise of the TARP Warrant equal to the value of the aggregate exercise price of the TARP Warrant determined by reference to the market price of our common stock on the trading day on which the TARP Warrant is exercised or, if agreed to by us and the TARP Warrant holder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the TARP Warrant is subject to the further adjustments described below under the heading “—Adjustments to the TARP Warrant.”

Upon exercise of the TARP Warrant, certificates for the shares of common stock issuable upon exercise will be issued to the TARP Warrant holder. We will not issue fractional shares upon any exercise of the TARP Warrant. Instead, the TARP Warrant holder will be entitled to a cash payment equal to the market price of our common stock on the last day preceding the exercise of the TARP Warrant (less the pro-rated exercise price of the TARP Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the TARP Warrant. We will at all times reserve the aggregate number of shares of our common stock for which the TARP

Warrant may be exercised. We have listed the shares of common stock issuable upon exercise of the TARP Warrant with the Nasdaq Global Select Market.

Rights as a Shareholder

The TARP Warrant holder shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the TARP Warrant has been exercised.

Transferability

The initial selling security holder may not transfer a portion of the TARP Warrant with respect to more than 1,325,858 shares of common stock until the earlier of the date on which the Company has received aggregate gross proceeds from a qualified equity offering of at least $80.347 million and December 31, 2009. The TARP Warrant, and all rights under the TARP Warrant, are otherwise transferable.

Adjustments to the TARP Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the TARP Warrant may be exercised and the exercise price applicable to the TARP Warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment. Until the earlier of December 31, 2011 and the date the initial selling security holder no longer holds the TARP Warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the TARP Warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors;

•

in connection with public or broadly marketed offerings and sales of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions (but do not include other private transactions); and

•	in connection with the exercise of preemptive rights on terms existing as of December 31, 2008.

Other Distributions. If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the TARP Warrant will be adjusted to reflect such distribution.

Certain Repurchases. If we affect a pro rata repurchase of common stock both the number of shares issuable upon exercise of the TARP Warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction involving the Company and requiring shareholder approval, the TARP Warrant holder’s right to receive shares of our common stock upon exercise of the TARP Warrant shall be converted into the right to exercise the TARP Warrant for the consideration that would have been payable to the TARP Warrant holder with respect to the shares of common stock for which the TARP Warrant may be exercised, as if the TARP Warrant had been exercised prior to such merger, consolidation or similar transaction.

DESCRIPTION OF SECURITIES WE MAY OFFER

General

We may issue warrants, common stock, preferred stock, stock purchase contracts, units or any combination of these securities under this prospectus. The particular terms of any security will be described in the accompanying prospectus supplement and any other offering material. The accompanying prospectus supplement may add, update, or change the terms and conditions of any securities being registered herein.

Common Stock

When we offer to sell shares of our common stock, we will describe the specific terms of the offering in a supplement to this prospectus. A description of the material terms of our common stock is contained under “Description of Outstanding Securities—Common Stock.”

Preferred Stock

This section of the prospectus addresses the new preferred stock we will offer to sell under this prospectus. We will describe the specific terms of the offering and the shares in a supplement to this prospectus. The prospectus supplement will also indicate whether the terms and provisions described in this prospectus apply to the particular series of preferred stock.

Any preferred stock we may issue will rank senior to our common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of our company, or both. In addition, any shares of our preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of our preferred stock, or merely the existing authorization of our board of directors to issue shares of our preferred stock, may tend to discourage or impede a merger or other change in control of our company. Each additional series of preferred stock will be issued under a certificate of designation, which will be filed with the SEC as an exhibit to a document incorporated by reference in this prospectus concurrently with the offering of such preferred stock. It is also subject to our articles of incorporation, as amended, which is incorporated by reference as an exhibit to this registration statement.

General Provisions Relating to Preferred Stock

Our board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock and, under certain circumstances, discourage an attempt by others to gain control of us.

The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, our future capital needs, then existing market conditions and other factors that might warrant the issuance of preferred stock.

The new preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of the Company.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock to be offered will be named in the prospectus supplement relating to such series.

The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future.

Rank

Unless otherwise specified in the certificate of designations or prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

Dividends

The holders of each series of preferred stock will be entitled to receive cash dividends if declared by our board of directors out of funds we can legally use for payment. The prospectus supplement will indicate the dividend rates and the dates on which we will pay dividends as to each series of preferred stock. The rates may be fixed or variable or both. If the dividend rate is variable, the formula used to determine the dividend rate will be described in the prospectus supplement. We will pay dividends to the holders of record of each series of preferred stock as they appear on the record dates fixed by our board of directors.

Unless all dividends on the preferred stock of each series have been paid in full, we will not declare or pay any dividends or set aside sums for payment of dividends or distributions on any common stock or on any class of security ranking junior to a series of preferred stock, except for dividends or distributions paid for with securities ranking junior to the preferred stock. We also will not redeem, purchase, or otherwise acquire any securities ranking junior to a series of preferred stock as to dividends or liquidation preferences, except by conversion into or exchange for stock ranking junior to the series of preferred stock.

Conversion or Exchange

The applicable prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible or exchangeable into shares of our common stock or another series of our preferred stock. The terms of any such conversion or exchange and any such preferred stock will be described in the prospectus supplement relating to such series of preferred stock.

Redemption

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option of or the holder thereof and may be mandatorily redeemed.

Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable. Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate, except for the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of our available assets on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting rights

The holders of shares of new preferred stock will have no voting rights, except:

•	as otherwise stated in the prospectus supplement;

•	as otherwise stated in the certificate of designations establishing such series; or

•	as required by applicable law.

Under regulations adopted by the Federal Reserve Board, if the holders of the preferred stock of any series become entitled to vote for the election of directors because dividends on the preferred stock of such series are in arrears, preferred stock of such series could be deemed a “class of voting securities.” In this instance, a holder of 25% or more of the preferred stock of such series could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act of 1956, as amended (the “BHC Act”). A holder of 5% or more of such series that otherwise exercises a “controlling influence” over us could also be subject to regulation under the BHC Act. In addition, at any time a series of the preferred stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of such series of preferred stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.

Warrants

We may issue warrants independently or together with any underlying securities, and the warrants may be attached or separate from the underlying securities. We may also issue a series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The description of the specific terms of warrants, whether issued in a series or not, will be in a prospectus supplement accompanying this prospectus. The specific terms of the warrants as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between a prospectus supplement and this prospectus, the prospectus supplement will control.

This summary also is subject to and qualified in its entirety by reference to all the provisions of any specific warrant document or agreement, which we will file with the SEC, either as an exhibit to an amendment to the registration statement of which this prospectus is a part or as an exhibit to a current report on Form 8-K. See “Where You Can Find More Information” above for information on how to obtain a copy of a warrant document when it is filed.

When we refer to a series of warrants, we mean all warrants issued as part of the same series under the applicable warrant agreement.

Terms

The applicable prospectus supplement may describe the terms of any warrants that we may offer, including the following:

•	the title of the warrants;

•	the total number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies that investors may use to pay for the warrants;

•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;

•	the price at which and the currency or currencies, including composite currencies, in which investors may purchase the underlying securities purchasable upon exercise of the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	whether the warrants will be issued in registered form or bearer form;

•	information with respect to book-entry procedures, if any;

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	the identity of the warrant agent, if any;

•	the procedures and conditions relating to the exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrant Agreements

We may issue the warrants in one or more series under one or more warrant agreements, each to be entered into between us and a bank, trust company or other financial institution as warrant agent. We may add, replace or terminate warrant agents from time to time. We may also choose to act as our own warrant agent or may choose one of our subsidiaries to do so.

We will not qualify any warrant agreement as an indenture, and no warrant agent will be required to qualify as a trustee, under the Trust Indenture Act. As a result, holders of warrants issued under a warrant agreement will not have the protection of the Trust Indenture Act with respect to their warrants.

The warrant agent under a warrant agreement will act solely as our agent in connection with the warrants issued under that agreement. The warrant agent will not assume any obligation or relationship of agency or trust for or with any holders of those warrants. Any holder of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those warrants in accordance with their terms. Until the warrant is properly exercised, no holder of any warrant will be entitled to any rights of a holder of the warrant property purchasable upon exercise of the warrant.

Form, Exchange and Transfer

We may issue the warrants in registered form or bearer form. Warrants issued in registered form—i.e., book-entry—will be represented by a global security registered in the name of a depository, which will be the holder of all the warrants represented by the global security. Those investors who own beneficial interests in a global warrant will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, we may issue warrants in non-global form—i.e., bearer form. If any warrants are issued in non-global form, warrant certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer or exercise their warrants at the warrant agent’s office or any other office indicated in the applicable prospectus supplement.

Prior to the exercise of their warrants, holders of warrants exercisable for shares of preferred stock or common stock will not have any rights of holders of the preferred stock or common stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the preferred stock or common stock purchasable upon such exercise.

Exercise and Redemption of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be redeemed as set forth in the applicable prospectus supplement.

Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

We may redeem your warrant before it is exercised unless the applicable prospectus supplement specifies otherwise. The prospectus supplement will specify one or more redemption prices. It may also specify one or more redemption periods during which the redemption prices relating to the redemption of warrants during those periods will apply. The warrant will be redeemable at our option at any time on or after a date specified in the prospectus supplement or at any other specified time or times. If we redeem the warrant, we will do so at the specified redemption price. If different prices are specified for different redemption periods, the price that we pay will be the price that applies to the redemption period during which the warrant is redeemed.

Stock Purchase Contracts

We may issue stock purchase contracts. Stock purchase contracts represent contracts obligating holders to purchase from or sell to us, and obligating us to sell to or purchase from the holders, a specified or variable number of shares of our common stock or preferred stock, as applicable, at a future date or dates. The price per share of common stock or preferred stock, as applicable, may be fixed at the time that the stock purchase contracts are issued or may be determined by reference to a specific formula contained in the stock purchase contracts. Any such formula may include anti-dilution provisions to adjust the number of shares of common stock or preferred stock issuable pursuant to the stock purchase contracts upon certain events. We may issue stock purchase contracts in distinct series.

The applicable prospectus supplement will describe the terms of any stock purchase contracts. The following description and any description of stock purchase contracts in the applicable prospectus supplement is subject to and is qualified in its entirety by reference to the stock purchase contract agreement and, if applicable, collateral arrangements and depositary arrangements relating to such stock purchase contracts. We will file these documents with the SEC, either as an exhibit to an amendment to the registration statement of which this prospectus is a part or as an exhibit to a current report on Form 8-K. See “Where You Can Find More Information” above for information on how to obtain a copy of a document when it is filed.

We may issue stock purchase contracts separately or as part of units, which we describe below. Units may consist of a stock purchase contract and beneficial interests in other securities described in this prospectus or of third parties, securing the holders’ obligations to purchase from or sell shares to us under the stock purchase contracts. These other securities may consist of preferred stock or common stock, trust preferred securities or debt obligations of third parties, including U.S. treasury securities.

The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase contracts or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner and in certain circumstances we may deliver newly issued prepaid stock purchase contracts upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract.

The applicable prospectus supplement may contain, where applicable, the following information about the stock purchase contracts issued under it:

•

whether the stock purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our common stock or preferred stock, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the stock purchase contracts are to be prepaid or not;

•	whether the stock purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock or preferred stock;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the stock purchase contracts;

•	whether the stock purchase contracts will be issued in fully registered or global form; and

•	any other terms of the stock purchase contracts.

Units

We may issue units comprised of any combination of our preferred stock, common stock, warrants and stock purchase contracts. We will issue each unit so that the holder of the unit is also the holder of each security included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe the financial and other specific terms of specific units in the prospectus supplement accompanying this prospectus. The following description and any description of units in the applicable prospectus supplement is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units. We will file these documents with the SEC, either as an exhibit to an amendment to the registration statement of which this prospectus is a part or as an exhibit to a current report on Form 8-K. See “Where You Can Find More Information” above for information on how to obtain a copy of a document when it is filed.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

The applicable provisions described in this section, as well as those described under “Description of Securities We May Offer—Common Stock,” “Description of Securities We May Offer—Preferred Stock,” “Description of Securities We May Offer—Warrants” and “Description of Securities We May Offer—Stock Purchase Contracts,” will apply to each unit and to each security included in each unit, respectively.

PLAN OF DISTRIBUTION

We may offer the securities in this prospectus from time to time as follows:

•	to or through underwriters or dealers;

•	directly to other purchasers;

•	through designated agents; or

•	through a combination of any of these methods.

Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

In some cases, we may also repurchase the securities and reoffer them to the public by one or more of the methods described above. This prospectus and the applicable prospectus supplement may be used in connection with any offering of securities through any of these methods or other methods described in the applicable prospectus supplement. This prospectus and applicable prospectus supplement may also be used by us and our affiliates in connection with offers and sales relating to the initial sale of the securities and any market making transactions in the securities. These transactions may be executed at negotiated prices that are related to prevailing market prices at the time of sale, or at other prices. We and our affiliates may act as principal or agent in these transactions.

The securities (including securities issued or to be issued by us or securities borrowed from third parties in connection with arrangements under which we agree to issue securities to underwriters or their affiliates on a delayed or contingent basis) that we distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We may also engage in “at the market” offerings, as defined in Rule 415 of the Securities Act, including sales made directly on the Nasdaq Global Select Market, the principal existing trading market for the Company’s common stock, and sales made to or through a market maker or through an electronic communications network.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

We may solicit, or may authorize underwriters, dealers or agents to solicit, offers to purchase securities directly from the public from time to time, including pursuant to contracts that provide for payment and delivery on future dates. We may also designate agents from time to time to solicit offers to purchase securities from the public on our behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions that we may pay the agents and will describe the material terms of any such delayed delivery arrangements, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act.

In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions that they receive from us, and any profit on the resale of the securities that they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation received will be described, in the applicable prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, the securities will be a new issue with no established trading market, other than the common stock. Any common stock sold pursuant to a prospectus supplement will be traded on the Nasdaq Global Select Market, subject to official notice of issuance. We may elect to list any of the other securities on an exchange, but are not obligated to do so. If we sell a security offered by this prospectus to an underwriter for public offering or sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

If dealers are utilized in the sale of the securities, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the applicable prospectus supplement.

We may enter into agreements with underwriters, dealers and agents who participate in the distribution of the securities that may entitle these persons to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make. Any agreement in which we agree to indemnify underwriters, dealers and agents against civil liabilities will be described in the applicable prospectus supplement.

In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases of the offered securities or any underlying securities made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

LEGAL MATTERS

Williams Mullen, counsel to the Company, will pass upon certain legal matters with respect to the securities offered by us from time to time pursuant to this prospectus, unless we indicate otherwise in a prospectus supplement. The name of the law firm advising any underwriters or agents with respect to certain issues relating to any offering will be set forth in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of the Company and subsidiaries for the two years in the period ended December 31, 2008 are, incorporated by reference in this registration statement and prospectus, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Yount, Hyde & Barbour, P.C., independent registered public accountants, and upon the authority of Yount, Hyde & Barbour, P.C. as experts in accounting and auditing.

The consolidated statements of income, changes in shareholders’ equity, and cash flows of the Company and subsidiaries for the year ended December 31, 2006, incorporated by reference in this registration statement and prospectus, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP (“KPMG”), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006. The Company has agreed to indemnify and hold KPMG harmless against any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past financial statements incorporated by reference in this registration statement and prospectus.

Prospectus Supplement

Prospectus

32,500,000 Shares

Common Stock

PROSPECTUS

SUPPLEMENT

BB&T Capital Markets

a division of Scott and Stringfellow, LLC

Howe Barnes Hoefer & Arnett

Janney Montgomery Scott